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Exhibit 99.1

Third Quarter Report
 2018

Granite REIT 2018 Third Quarter Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three and nine month periods ended September 30, 2018. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2018 and the audited combined financial statements for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The MD&A was prepared as at November 6, 2018 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form ("AIF") for fiscal 2017, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite's business. These non-IFRS measures include net operating income ("NOI"), NOI before straight-line rent and tenant incentive amortization ("NOI — cash basis"), funds from operations ("FFO"), adjusted funds from operations ("AFFO"), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to "NON-IFRS MEASURES" for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

Granite REIT 2018 Third Quarter Report 1

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2018	2017	2018	2017

Operating highlights
Revenue(1)	$63.8	$60.8	$187.6	$182.1
NOI — cash basis(2)	56.4	53.5	163.9	162.1
Net income attributable to stapled unitholders	157.8	51.0	379.3	124.1
FFO(2)(3)	39.1	40.5	128.0	111.6
AFFO(2)(3)	37.7	40.1	98.3	112.8
Cash flows provided from operating activities	40.6	40.5	123.1	120.5
Distributions paid	31.1	30.7	94.0	92.0
FFO payout ratio(2)(4)	80%	79%	79%	79%
AFFO payout ratio(2)(4)	82%	80%	96%	79%
Per unit amounts
Diluted FFO(2)(3)	$0.86	$0.86	$2.79	$2.37
Diluted AFFO(2)(3)	$0.82	$0.85	$2.14	$2.39
Distributions paid	$0.681	$0.651	$2.043	$1.953
Diluted weighted average number of units	45.8	47.2	45.9	47.2

As at September 30, 2018 and December 31, 2017	2018	2017

Financial highlights
Investment properties — fair value(5)	$3,198.0	$2,733.6
Assets held for sale(5)	17.0	391.4
Cash and cash equivalents	192.7	69.0
Total debt	715.9	741.4
Trading price per unit (TSX: GRT.UN)	$55.47	$49.25
Debt metrics
Net leverage ratio(2)	16%	25%
Interest coverage ratio(2)	9.2x	9.5x
Weighted average cost of debt	2.53%	2.54%
Weighted average debt term-to-maturity, in years	4.2	4.8
Property metrics(5)
Number of investment properties	87	87
Income-producing properties	85	84
Property under development	1	—
Land held for development	1	3
Gross leasable area ("GLA"), square feet	32.5	29.1
Occupancy, by GLA	97.3%	98.4%
Magna as a percentage of annualized revenue(6)	57%	71%
Magna as a percentage of GLA	48%	61%
Weighted average lease term, in years by GLA	5.9	5.9
Overall capitalization rate(7)	6.8%	7.6%

2 Granite REIT 2018 Third Quarter Report

(1)
Granite has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").
(2)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(3)
For the nine months ended September 30, 2018, Granite recognized $1.0 million ($0.02 per unit) in revenue related to a lease termination and close-out fee and a net $8.5 million ($0.19 per unit) foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018. For the nine months ended September 30, 2017, Granite incurred $5.9 million ($0.12 per unit) of expenses in connection with a proxy contest that preceded the June 2017 annual general meeting and recognized $1.6 million ($0.03 per unit) related to lease termination and close-out fees in revenue. FFO, AFFO and the per unit amounts include the aforementioned items.

In the first quarter of 2018, Granite also paid $9.1 million ($0.19 per unit) related to a tenant incentive allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO and AFFO per unit amounts have been reduced by this $9.1 million tenant allowance payment.

(4)
For comparative purposes, the FFO payout ratio and AFFO payout ratio exclude the lease termination and close-out fee of $1.0 million and the net $8.5 million foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of properties for the nine months ended September 30, 2018 as well as the lease termination and close-out fees of $1.6 million and the $5.9 million of proxy contest expenses in the prior year period. AFFO payout ratio further excludes the $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility.
(5)
Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at September 30, 2018 and 10 such assets that were held for sale at December 31, 2017 were excluded from investment properties and related property metrics at September 30, 2018 and December 31, 2017, respectively, throughout this MD&A.
(6)
Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported quarter multiplied by four quarters.
(7)
Refer to "Valuation Metrics by Investment Property Asset Category" in "Investment Properties" section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. As at November 6, 2018, Granite owns 88 investment properties in nine countries having approximately 32.5 million square feet and two additional properties that are held for sale. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as the largest tenant, in addition to tenants from other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, warehouse and logistics properties, corporate offices, product development and engineering centres and test facilities. The lease payments are primarily denominated in three currencies: the Canadian dollar ("$"), the euro ("€")

Granite REIT 2018 Third Quarter Report 3

and the US dollar ("US$"). Granite's investment properties (excluding the two assets held for sale) by geographic location, property count and square footage as at November 6, 2018 are summarized below:

Investment Properties Summary

Nine countries/88 properties/32.5 million square feet

(1)
Includes one property comprised of approximately 13 acres of development land purchased subsequent to September 30, 2018.

Strategic Outlook

Management continues to identify and pursue value creation opportunities that will build on Granite's current foundation, leverage the balance sheet and invest to grow and diversify the asset base.

Granite's long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see "INVESTMENT PROPERTIES") over the long-term.

Following the sale of 16 non-core properties in 2018 (see "SIGNIFICANT MATTERS"), Granite has positioned itself to capitalize on market opportunities within its geographic footprint and execute on its strategy as well as benefit from a net leverage ratio of 16%, liquidity of approximately $700 million and a strong pipeline of acquisition and development opportunities.

As Granite looks to the remainder of 2018 and 2019, its priorities are as follows:

  •
  Strategically redeploy the proceeds from the recently sold properties;

  •
  Accelerate growth in its target markets in North America and Europe primarily through property, portfolio and corporate acquisitions as well as through joint venture arrangements and development of modern logistics and e-commerce assets in e-commerce markets;

  •
  Continue to dispose of select non-core assets;

  •
  Seek to attain a target occupancy in excess of 98%; and

  •
  Pursue development opportunities within the existing portfolio.
4 Granite REIT 2018 Third Quarter Report

Executing on these near-term priorities will accelerate the ongoing transformation of Granite into an institutional quality e-commerce and distribution real estate business.

SIGNIFICANT MATTERS

Property Acquisitions

During the nine month period ended September 30, 2018, Granite acquired seven income-producing modern industrial properties in the United States and Germany, and subsequent to the quarter-end, Granite acquired one property comprised of development land in the United States. Property acquisitions consisted of the following:

(in millions, except as noted)

Property	Location	Sq ft(1)	Weighted average lease term, in years by sq ft(1)	In-going stabilized yield(1)	Date acquired	Property purchase price

Acquired during the nine months ended September 30, 2018:
3870 Ronald Reagan Parkway	Plainfield, Indiana	0.6	5.8	5.3%	March 23, 2018	$50.8
181 Antrim Commons Drive	Greencastle, Pennsylvania	0.4	14.6	5.7%	April 4, 2018	44.3
Ohio portfolio (four properties):
10, 100 and 115 Enterprise Parkway and 15 Commerce Parkway	West Jefferson, Ohio	3.8	7.0	6.0%	May 23, 2018	299.3
Joseph-Meyer-Straße 3	Erfurt, Germany	0.7	4.7	5.4%	July 12, 2018	82.7
Acquired between October 1, 2018 and November 6, 2018:
12.9 acres of development land, Lot 18, Park 70	West Jefferson, Ohio	N/A	N/A	N/A	November 1, 2018	1.2

Total		5.5	7.1	5.8%		$478.3

(1)
As at the date of acquisition

Granite has committed to fund and acquire a building expansion at a West Jefferson, Ohio property for US$17.7 million that would add 0.3 million square feet and approximately $1.5 million in additional annual revenue upon rent commencement which is expected in the first quarter of 2020 subsequent to a rent-free period of approximately one year. Construction of the expansion commenced during the third quarter of 2018 and is expected to be completed in February 2019.

During the three month period ended September 30, 2018, a deposit of $25.8 million (US$20.0 million) was made in connection with a contractual commitment to acquire a property under development in the state of Texas. This commitment to purchase is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close concurrently with the lease commencement in the third quarter of 2019 following construction of the building. As at September 30, 2018, Granite's commitment to purchase this property together with additional contractual commitments related to construction and development projects amounted to approximately $307 million.

Granite REIT 2018 Third Quarter Report 5

Assets Held for Sale and Property Dispositions

During the nine month period ended September 30, 2018 and subsequent to the quarter-end, 16 properties previously classified as assets held for sale were disposed of for approximately $730 million and an overall capitalization rate of 6.7%. The properties consisted of the following:

Property	Location	Sq ft (in millions)	Date disposed	Sale price	Annualized Revenue(1)

111 Cosma Drive	Bowling Green, Kentucky	1.2	January 30, 2018	$170.0	$12.0
1 Cosma Court and 170 Edward Street	St. Thomas, Ontario	1.5	January 30, 2018	154.6	10.8
Newpark campus (seven properties):
521, 550, 561, 564, 581, 594 and 630 Newpark Boulevard	Newmarket, Ontario	0.6	January 31, 2018	63.0	2.8
1 Clearview Drive	Tillsonburg, Ontario	0.3	July 18, 2018	7.2	0.6
120 Moon Acres Road	Piedmont, South Carolina	1.1	September 13, 2018	216.4	14.2
1000 JD Yarnell Industrial Parkway	Clinton, Tennessee	0.5	September 13, 2018	54.8	4.1
337 and 375 Magna Drive	Aurora, Ontario	0.1	September 27, 2018	60.0	3.7
Industriestrasse 11	Schleiz, Germany	0.1	October 4, 2018	3.6	0.4

		5.4		$729.6	$48.6

(1)
Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the quarter the property was first classified as asset held for sale, multiplied by four quarters.

During the third quarter of 2018, Granite completed the sale of its two remaining special purpose properties in the United States located in Piedmont, South Carolina and Clinton, Tennessee. Subsequent to its previous announcement on July 30, 2018, Granite consented to the rescission by Magna of its exercise of its rights of first refusal to purchase these properties and agreed to complete the sales with the original third party buyer on terms more favourable to Granite. The gross proceeds for these two properties of $216.4 million and $54.8 million included $12.3 million (US$9.5 million) and $0.4 million (US$0.3 million) that are expected to be received in the first quarters of 2020 and 2019, respectively. The estimated sale price for these two properties assumed a consumer price index inflation factor at the date of disposition. The proceeds receivable are subject to change and will be dependent upon the actual inflation factors.

As at the date of this MD&A, a nine acre vacant parcel of land located in Brampton, Ontario with a fair value of $13.4 million remained as an asset held for sale. The property is expected to be sold in the first quarter of 2019.

These aforementioned properties were classified as assets held for sale on the combined balance sheets at September 30, 2018, June 30, 2018 and/or December 31, 2017 and were excluded from the value of investment properties on such dates. These properties are also excluded from references to investment properties and related property metrics on the dates thereof throughout this MD&A.

Officer and Board Appointments

Effective August 1, 2018, Kevan Gorrie became Granite's President and Chief Executive Officer, a trustee of Granite REIT and a director of Granite GP, replacing Michael Forsayeth.

Increase in Distributions

On November 6, 2018, the Trust increased its targeted annualized distribution by 2.9% to $2.80 (23.3 cents per month) per stapled unit from $2.72 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2018 and payable in mid-January 2019.

6 Granite REIT 2018 Third Quarter Report

Special Distribution to Unitholders

Granite anticipates that it will declare a special distribution to unitholders in the fourth quarter of 2018 as a result of the increase in taxable income generated by the sale transactions completed during the nine month period ended September 30, 2018 and those anticipated to be completed during the fourth quarter of 2018. Granite intends to make the special distribution payable partially in cash and partially in units, to provide unitholders with cash to fund the additional tax associated with the special distribution, while preserving most of the net cash proceeds generated by the sale transactions for reinvestment in the acquisition and development of real estate properties in keeping with its strategy.

The amount of Granite's special distribution is expected to be approximately $1.20 per unit based on the number of units outstanding as of the date hereof which will be declared payable on or before December 31, 2018 to unitholders of record on the date the distribution becomes payable. The special distribution will approximate the amount by which the taxable income of Granite is expected to exceed its regular annual distributions in 2018 and is intended to ensure that Granite will not be liable to pay income taxes in respect of its current taxation year ending December 31, 2018, as required by its Amended and Restated Declaration of Trust.

Granite intends to make a portion of the special distribution payable by the issuance of additional units (subject to receipt of all regulatory approvals) based on the closing market price of the units on the record date of the distribution. Immediately following the special distribution, the outstanding units of Granite will be consolidated such that each unitholder will hold, after the consolidation, the same number of units as such unitholder held before the special distribution. The amount of the special distribution payable in units will add to the tax cost basis of unitholders' consolidated units. The remaining portion of the special distribution will be payable in cash to cover any non-resident withholding taxes or other income tax obligations that may arise for unitholders from the additional taxable income distributed via the special distribution. A further update will be provided when the special distribution is declared including confirmation of the precise amount and mix of consideration of the special distribution.

Granite cautions that the foregoing comments are not intended to be, and should not be construed as, legal or tax advice to any particular unitholder. Granite recommends that unitholders consult their own tax advisors regarding the income tax consequences to them of this anticipated special distribution and related unit consolidation.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite's investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite's reporting currency, relative to the euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite's business are summarized in the following table:

	Average Exchange Rates							Period End Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,
								September 30, 2018	December 31, 2017
	2018	2017	Change	2018	2017	Change				Change

$ per €1.00	1.520	1.472	3%	1.538	1.454	6%		1.502	1.505	—%
$ per US$1.00	1.307	1.253	4%	1.288	1.307	(1%	)	1.292	1.252	3%

Granite REIT 2018 Third Quarter Report 7

The average exchange rates for the three months ended September 30, 2018 were higher when compared to those for the three months ended September 30, 2017 as a result of the relative weakening of the Canadian dollar vis-à-vis the euro and US dollar, which, on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite's European and U.S. operations.

For the nine months ended September 30, 2018 compared to the prior year period, the average exchange rates of the Canadian dollar to the euro and US dollar were higher and lower, respectively, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite's European operations and decreased the Canadian dollar equivalent of revenue and expenses from Granite's U.S. operations.

On a net basis, the effect of the changes in exchange rates on Granite's operating results for the three and nine months ended September 30, 2018 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended September 30,	Nine Months Ended September 30,
(in millions, except per unit information)	2018 vs 2017	2018 vs 2017

Increase in revenue	$1.5	$3.5
Increase in NOI — cash basis	1.3	3.6
Increase in net income	2.7	3.8
Increase in FFO	1.3	1.9
Increase in AFFO	1.3	2.0
Increase in FFO per unit	$0.03	$0.04
Increase in AFFO per unit	$0.03	$0.04

The period end exchange rates of the Canadian dollar to the euro and US dollar on September 30, 2018 were slightly lower and higher, respectively, when compared to the December 31, 2017 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite's European subsidiaries were marginally lower when compared to December 31, 2017 whereas the Canadian dollar equivalent of assets and liabilities from Granite's U.S. operations were higher when compared to December 31, 2017.

Operating Results

Revenue

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017(1)	$ change	2018	2017(1)	$ change

Rental revenue	$57.2	$52.6	4.6	$166.5	$160.4	6.1
Tenant recoveries	6.6	6.6	—	20.1	20.1	—
Lease termination and close-out fees	—	1.6	(1.6)	1.0	1.6	(0.6)

Revenue	$63.8	$60.8	3.0	$187.6	$182.1	5.5

(1)
Granite has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").
8 Granite REIT 2018 Third Quarter Report

Revenue for the three month period ended September 30, 2018 increased $3.0 million to $63.8 million from $60.8 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2018 vs Q3 2017 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $0.6 million from consumer price index based increases and $0.1 million from fixed contractual adjustments related to rent escalations;

  •
  the acquisitions of nine properties located in the United States and one property located in Germany increased revenue by $10.7 million, which included $0.9 million of tenant recoveries;

  •
  revenue decreased by $1.2 million and $0.4 million, respectively, as a result of the termination of a lease for a property in Canada and the close-out fee received from a tenant who vacated a property in Germany in the prior year period;

  •
  revenue increased by $1.1 million primarily due to the partial lease-up of a property in Novi, Michigan;

  •
  the sale of 15 income-producing properties in Canada and the United States in 2018 decreased revenue by $8.6 million of which $1.1 million related to a reduction in property tax and insurance tenant recoveries;

  •
  vacancies from five lease expiries in Germany, the Netherlands and Canada decreased revenue by $0.1 million, $0.5 million and $0.4 million, respectively; and

  •
  foreign exchange had a $1.5 million positive impact as the weakening of the Canadian dollar against the euro and US dollar increased revenue by $0.8 million and $0.7 million, respectively.
Granite REIT 2018 Third Quarter Report 9

Revenue for the nine month period ended September 30, 2018 increased $5.5 million to $187.6 million from $182.1 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2018 YTD vs Q3 2017 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $2.1 million from consumer price index based increases and $0.3 million from fixed contractual adjustments related to rent escalations;

  •
  revenue increased by $0.4 million primarily due to the purchase of a building expansion in the United States in the prior year;

  •
  the acquisitions of nine properties located in the United States and one property located in Germany from October 2017 to July 2018 increased revenue by $20.1 million, which included $2.1 million of tenant recoveries;

  •
  revenue increased by $2.9 million primarily due to the partial lease-up of a property in Novi, Michigan;

  •
  revenue decreased by $1.6 million as a result of the lease termination and close-out fees received in the prior year period as mentioned previously, partially offset by a $1.0 million lease termination fee in 2018 for an acquired property in the United States for which the leasable area was re-leased to a new tenant;

  •
  the sale of 15 properties in Canada and the United States in 2018 decreased revenue by $20.9 million of which $2.8 million related to a reduction in property tax and insurance tenant recoveries;

  •
  vacancies from five lease expiries in North America and two lease expiries in Europe decreased revenue by $1.0 million and $1.8 million, respectively; and

  •
  foreign exchange had a net $3.5 million positive impact as the weakening of the Canadian dollar against the euro increased revenue by $4.3 million while the relative strengthening of the Canadian dollar against the US dollar decreased revenue by $0.8 million.
10 Granite REIT 2018 Third Quarter Report

Revenue by major currency for the three and nine months ended September 30, 2018 and 2017 was as follows:

Revenue by Currency

Third Quarter 2018	Third Quarter 2017

Nine Months 2018	Nine Months 2017

The mix in revenue for the three and nine months ended September 30, 2018 compared to the prior year periods has changed primarily with revenue denominated in US dollars increasing and revenue denominated in Canadian dollars decreasing as a result of the recent U.S. acquisitions and Canadian property dispositions.

As a majority of the Trust's revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency

Granite REIT 2018 Third Quarter Report 11

contracts, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite's operating results, cash flows and distributions.

Net Operating Income

NOI in the three months ended September 30, 2018 was $55.7 million compared to $51.7 million in the three months ended September 30, 2017. NOI in the nine months ended September 30, 2018 was $163.2 million compared to $157.3 million in the nine months ended September 30, 2017. NOI — cash basis excludes the impact of straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis. NOI — cash basis was $56.4 million in the three months ended September 30, 2018 compared with $53.5 million in the prior year period. NOI — cash basis was $163.9 million in the nine months ended September 30, 2018 compared with $162.1 million in the nine months ended September 30, 2017. The changes in NOI and NOI — cash basis are detailed below:

Changes in NOI and NOI — Cash Basis

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017(1)	$ change	2018	2017(1)	$ change

Revenue	$63.8	$60.8	3.0	$187.6	$182.1	5.5
Less:
Lease termination and close-out fees	—	1.6	(1.6)	1.0	1.6	(0.6)
Property operating costs	8.1	7.5	0.6	23.4	23.2	0.2

NOI	55.7	51.7	4.0	163.2	157.3	5.9
Add (deduct):
Straight-line rent amortization	(0.7)	0.4	(1.1)	(3.4)	0.8	(4.2)
Tenant incentive amortization	1.4	1.4	—	4.1	4.0	0.1

NOI — cash basis	$56.4	$53.5	2.9	$163.9	$162.1	1.8

(1)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite's employee compensation expenses are included in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended September 30, 2018 increased $2.9 million to $56.4 million from $53.5 million in the prior year period due to the increase in rental revenue as noted previously, partially offset by straight-line rent amortization associated with the recent acquisitions in the United States and rent-free periods for the extension of a lease in Germany.

12 Granite REIT 2018 Third Quarter Report

NOI — cash basis for the nine month period ended September 30, 2018 increased $1.8 million to $163.9 million from $162.1 million in the prior year period as a result of the increase in rental revenue as noted previously, partially offset by the straight-line rent amortization for the properties mentioned above and rent-free periods associated with the lease-up of vacant space in Novi, Michigan and the early renewals and extensions of two leases in North America and Germany.

NOI — cash basis for the three and nine months ended September 30, 2018 and 2017 by geography was as follows:

NOI — Cash Basis by Geography

Third Quarter 2018	Third Quarter 2017

Nine Months 2018	Nine Months 2017

Granite REIT 2018 Third Quarter Report 13

The mix in NOI — cash basis for the three and nine months ended September 30, 2018 compared to the prior year periods has changed primarily with the percentage attributable to the United States increasing and Canada decreasing as a result of the recent U.S. acquisitions and Canadian property dispositions.

Granite's property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite's operating results of any particular country's economic downturn.

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017	$ change	2018	2017	$ change

Salaries and benefits	$3.7	$2.8	0.9	$11.8	$9.0	2.8
Audit, legal and consulting	1.1	0.8	0.3	3.0	2.5	0.5
Trustee/director fees and related expenses	0.2	0.3	(0.1)	0.8	1.0	(0.2)
Unit-based compensation including distributions and revaluations	1.0	0.7	0.3	2.7	3.3	(0.6)
Other public entity costs	0.4	0.4	—	1.3	1.3	—
Office rents	0.2	0.2	—	0.7	0.7	—
Other	0.9	0.5	0.4	1.9	1.6	0.3

General and administrative expenses	$7.5	$5.7	1.8	$22.2	$19.4	2.8

General and administrative expenses were $7.5 million for the three month period ended September 30, 2018 and increased $1.8 million in comparison to the prior year period primarily from:

  •
  an increase in salaries and benefits expense primarily due to compensation costs associated with Granite's former Chief Executive Officer;

  •
  an increase in audit, legal and consulting costs due to corporate advisory matters; and

  •
  an increase in unit-based compensation costs as a result of the fair value remeasurement expense resulting from fluctuations in the market price of the Trust's stapled units. In the third quarters of 2018 and 2017, the fair value remeasurement expense was $0.2 million and less than $0.1 million, respectively.

General and administrative expenses were $22.2 million for the nine month period ended September 30, 2018 and increased $2.8 million in comparison to the prior year period primarily as a result of the following:

  •
  an increase in salaries and benefits expense largely due to compensation costs associated with Granite's former Chief Executive Officer and Chief Operating Officer. The compensation costs included unit-based compensation awards that were settled in cash; and

  •
  an increase in audit, legal and consulting costs due to corporate advisory matters.

  These increases were partially offset by:

  •
  the reduction in unit-based compensation costs mainly due to fewer awards outstanding under the plans and the decrease in fair value remeasurement expense resulting from fluctuations in the
14 Granite REIT 2018 Third Quarter Report

    market price of the Trust's stapled units. For the nine months ended September 30, 2018 and 2017, general and administrative expenses included a fair value remeasurement expense of $0.7 million and $1.2 million, respectively, associated with the unit-based compensation plans.

Proxy Contest Expenses

In the nine month period ended September 30, 2017, Granite incurred expenses of $5.9 million in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the annual general meeting. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

Interest Income

Interest income for the three month periods ended September 30, 2018 and 2017 was $0.2 million and $0.1 million, respectively.

Interest income for the nine month periods ended September 30, 2018 and 2017 was $1.9 million and $0.4 million, respectively. The $1.5 million increase is primarily due to interest income earned from higher cash balances and a vendor take-back mortgage receivable, both of which arose from the sale of properties in Canada and the United States in the current year period. The mortgage receivable bore interest at an annual rate of 6.0% and was repaid on April 16, 2018.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month periods ended September 30, 2018 and 2017 were $5.9 million and $4.8 million, respectively. The $1.1 million increase is primarily related to the interest associated with the outstanding credit facility indebtedness used to fund the properties acquired in the United States and Germany.

Interest expense and other financing costs for the nine months ended September 30, 2018 and 2017 were $16.9 million and $14.5 million respectively. The $2.4 million increase is primarily related to:

  •
  the interest expense associated with the outstanding credit facility indebtedness during 2018;

  •
  the foreign exchange impact resulting from the relative weakening of the Canadian dollar against the euro on the cross currency interest rate swaps. Granite receives the Canadian dollar amount required for interest payments to its debenture holders and in exchange pays euro denominated interest to the swap counterparties; and

  •
  the standby fees relating to the increased borrowing capacity under the new credit facility.

As at September 30, 2018, Granite's weighted average cost of debt was 2.53% and the weighted average debt term-to-maturity was 4.2 years.

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange losses of $1.1 million and $0.6 million in the three month periods ended September 30, 2018 and 2017, respectively. The $0.5 million increase in net foreign exchange losses is due to the remeasurement of monetary assets, primarily euro and US dollar cash on hand, partially offset by the foreign exchange gains associated with the remeasurement of certain outstanding US dollar denominated credit facility indebtedness during the third quarter of 2018.

Granite REIT 2018 Third Quarter Report 15

Granite recognized net foreign exchange gains of $8.0 million in the nine month period ended September 30, 2018 which included an $8.5 million foreign exchange gain related to the remeasurement of the US dollar cash proceeds received from the sale of three investment properties in January 2018. In comparison, Granite recognized net foreign exchange losses of $1.4 million in the nine month period ended September 30, 2017. The $9.4 million increase in net foreign exchange gains is substantially due to the remeasurement of the US dollar cash proceeds and, to a lesser extent, the remeasurement of the outstanding US dollar denominated credit facility indebtedness, as mentioned above.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $141.6 million and $17.0 million in the three month periods ended September 30, 2018 and 2017, respectively. In the three month period ended September 30, 2018, the net fair value gains of $141.6 million were largely attributable to a compression in discount and terminal capitalization rates and an increase in market rents for properties in Canada, the United States, Germany and the Netherlands. The compression in discount and terminal capitalization rates and increase in market rents resulted from the limited availability and greater market demand for industrial real estate properties.

The net fair value gains on investment properties in the three month period ended September 30, 2017 of $17.0 million were attributable to several factors and, in particular, from i) a compression in discount and terminal capitalization rates for certain multi-purpose properties primarily located in the United States and ii) favourable changes in leasing assumptions including new leases executed for a multi-purpose property in the United States and a modern warehouse property located in Poland (see "INVESTMENT PROPERTIES").

Net fair value gains on investment properties were $301.8 million and $26.9 million in the nine month periods ended September 30, 2018 and 2017, respectively. In the nine month period ended September 30, 2018, the net fair value gains of $301.8 million were largely attributable to i) the increase in fair value to the sale price for the five multi-purpose and special purpose properties sold in the third quarter of 2018, ii) a compression in discount and terminal capitalization rates and an increase in market rents resulting from market demand as noted above and, to a lesser extent, iii) positive changes in leasing assumptions primarily from contractual rent increases and lease renewals.

The net fair value gains on investment properties in the nine month period ended September 30, 2017 of $26.9 million were attributable to i) a compression in discount and terminal capitalization rates for certain modern warehouse and multi-purpose properties located in the United States and Germany resulting from market demand which led to improved asset pricing, ii) favourable changes in leasing assumptions for certain special purpose properties in Canada and the United States related to the long-term contractual lease terms and certainty of cash flows and iii) favourable changes in leasing assumptions from new leases as noted above. These factors contributing to the fair value gains in the nine month period ended September 30, 2017 were partially offset by unfavourable changes in leasing assumptions relating to market rent decreases and re-leasing and renewal activities as well as capital expenditure assumptions for certain multi-purpose properties in Canada and the United States.

Acquisition Transaction Costs

Acquisition transaction costs for the three and nine month periods ended September 30, 2018 were $5.8 million and $7.6 million, respectively, compared to $0.3 million for both the three and nine month periods ended September 30, 2017. Acquisition transaction costs include, among other, land transfer tax, legal and advisory costs associated with completed acquisitions and legal and advisory costs associated with pursuing acquisition opportunities. The acquisition costs for the current year periods included $5.3 million related to land transfer tax for the property acquired in Germany (see "SIGNIFICANT MATTERS").

16 Granite REIT 2018 Third Quarter Report

Loss on Sale of Investment Properties

The loss on sale of investment properties for the three and nine month periods ended September 30, 2018 was $4.1 million and $5.4 million, respectively. Loss on sale of investment properties is related to broker commissions, legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

Other income

Other income of $2.3 million for the nine month period ended September 30, 2018 is attributable to a settlement amount related to a land use matter for a property in Ontario, Canada. Granite received $1.4 million of the settlement and the remaining balance is to be collected in the first quarter of 2019.

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017	$ change	2018	2017	$ change

Foreign operations	$1.6	$1.2	0.4	$4.6	$3.8	0.8
Withholding taxes	—	—	—	0.7	1.0	(0.3)
Related to sale of an investment property	—	—	—	0.2	—	0.2
Other	0.4	0.5	(0.1)	1.3	1.4	(0.1)

Current tax expense	2.0	1.7	0.3	6.8	6.2	0.6
Deferred tax expense	14.3	7.1	7.2	40.4	13.7	26.7

Income tax expense	$16.3	$8.8	7.5	$47.2	$19.9	27.3

For the three months ended September 30, 2018, the current tax expense increased compared to the prior year period primarily due to higher taxable income generated in taxable European jurisdictions and the foreign exchange impact resulting from the relative weakening of the Canadian dollar on euro denominated tax expense.

For the nine months ended September 30, 2018, the current tax expense increased compared to the prior year period primarily due to the disposition of a property located in Germany, higher taxable income generated in taxable European jurisdictions and the foreign exchange impact resulting from the relative weakening of the Canadian dollar on euro denominated tax expense, partially offset by withholding taxes paid on larger inter-company dividends in the nine months ended September 30, 2017.

The increase in deferred tax expense for the three and nine months ended September 30, 2018 compared to the prior year periods was primarily due to an increase in fair value gains in jurisdictions in which deferred taxes are recorded.

Net Income Attributable to Stapled Unitholders

For the three month period ended September 30, 2018, net income attributable to stapled unitholders was $157.8 million compared to $51.0 million in the prior year period. The $106.8 million net increase was primarily due to a $124.6 million increase in net fair value gains on investment properties, partially offset by a corresponding $7.2 million increase in deferred income tax expense and a $5.5 million increase in acquisition transaction costs.

Granite REIT 2018 Third Quarter Report 17

For the nine month period ended September 30, 2018, net income attributable to stapled unitholders was $379.3 million compared to $124.1 million in the prior year period. The $255.2 million net increase was primarily due to a $274.9 million increase in net fair value gains on investment properties, partially offset by a corresponding $26.7 million increase in deferred income tax expense and a $7.3 million increase in acquisition transaction costs.

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three and nine months ended September 30, 2018 and 2017 is presented below:

FFO AND AFFO RECONCILIATION

		Three Months Ended September 30,		Nine Months Ended September 30,
		2018	2017	2018	2017

(in millions, except per unit information)
Net income attributable to stapled unitholders		$157.8	$51.0	$379.3	$124.1
Add (deduct):
Fair value gains on investment properties, net		(141.6)	(17.0)	(301.8)	(26.9)
Fair value losses (gains) on financial instruments		(1.4)	(0.9)	(0.9)	0.4
Acquisition transaction costs		5.8	0.3	7.6	0.3
Loss on sale of investment properties		4.1	—	5.4	—
Other income — settlement award		—	—	(2.3)	—
Current income tax expense associated with the sale of an investment property		—	—	0.2	—
Deferred income tax expense		14.3	7.1	40.4	13.7
Non-controlling interests relating to the above		0.1	—	0.1	—

FFO	[A]	$39.1	$40.5	$128.0	$111.6
Add (deduct):
Maintenance or improvement capital expenditures paid		(1.6)	(0.6)	(16.6)	(1.4)
Leasing commissions paid		—	(1.3)	(4.0)	(1.4)
Tenant incentives paid		(0.5)	(0.3)	(9.8)	(0.8)
Tenant incentive amortization		1.4	1.4	4.1	4.0
Straight-line rent amortization		(0.7)	0.4	(3.4)	0.8

AFFO	[B]	$37.7	$40.1	$98.3	$112.8

Per unit amounts:
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.86	$0.86	$2.79	$2.37
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.82	$0.85	$2.14	$2.39
Basic weighted average number of stapled units	[C]	45.7	47.1	45.9	47.1
Diluted weighted average number of stapled units	[D]	45.8	47.2	45.9	47.2

18 Granite REIT 2018 Third Quarter Report

Funds From Operations

FFO for the three month period ended September 30, 2018 was $39.1 million ($0.86 per unit) compared to $40.5 million ($0.86 per unit) in the prior year period. The $1.4 million decrease in FFO is summarized below:

Q3 2018 vs Q3 2017 Change in FFO

FFO for the three month period ended September 30, 2018 was $39.1 million ($0.86 per unit). In comparison, excluding the lease termination and close-out fees of $1.6 million ($0.03 per unit), FFO would have been $38.9 million ($0.83 per unit) in the prior year period.

FFO for the nine months ended September 30, 2018 was $128.0 million ($2.79 per unit) compared to $111.6 million ($2.37 per unit) in the prior year period. The $16.4 million ($0.42 per unit) increase in FFO is summarized below:

Q3 2018 YTD vs Q3 2017 YTD Change in FFO

(1)
Excludes current tax expense of $0.2 million associated with the sale of an investment property in 2018.

Excluding the lease termination and close-out fee of $1.0 million ($0.02 per unit) and the net foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018 of $8.5 million ($0.19 per unit), FFO would have been $118.5 million ($2.58 per unit) in the nine month period ended September 30, 2018. In comparison, excluding the proxy contest expense of

Granite REIT 2018 Third Quarter Report 19

$5.9 million ($0.12 per unit) and the lease termination and close-out fees of $1.6 million ($0.03 per unit), FFO would have been $115.9 million ($2.46 per unit) in the prior year period.

Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended September 30, 2018 was $37.7 million ($0.82 per unit) compared to $40.1 million ($0.85 per unit) in the prior year period. The net $2.4 million ($0.03 per unit) decrease in AFFO is summarized below:

Q3 2018 vs Q3 2017 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

  •
  the $1.4 million decrease in FFO, as noted previously;

  •
  a $1.0 million increase in capital expenditures paid largely relating to an improvement project at a modern warehouse property located in Olive Branch, Mississippi which was acquired in October 2017 and re-leased to another tenant;

  •
  a $1.3 million decrease in leasing commissions paid largely relating to a payment for the partially leased-up property in Novi, Michigan in the prior year period;

  •
  a $0.2 million increase in tenant incentives paid; and

  •
  a $1.1 million decrease in AFFO from straight-line rent amortization associated with the recent acquisitions in the United States and rent-free periods for the extension of a lease in Germany.

AFFO was $37.7 million ($0.82 per unit) in the three month period ended September 30, 2018. In comparison, excluding the lease termination and close-out fees of $1.6 million ($0.03 per unit), AFFO would have been $38.5 million ($0.82 per unit) in the prior year period.

20 Granite REIT 2018 Third Quarter Report

AFFO for the nine months ended September 30, 2018 was $98.3 million ($2.14 per unit) compared to $112.8 million ($2.39 per unit) in the prior year period. The net $14.5 million ($0.25 per unit) decrease in AFFO is summarized below:

Q3 2018 YTD vs Q3 2017 YTD Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

  •
  the $16.4 million increase in FFO, as noted above, partially offset by;

  •
  a $15.2 million increase in capital expenditures paid largely relating to improvement projects at properties in Novi, Michigan and Olive Branch, Mississippi;

  •
  a $2.6 million increase in leasing commissions paid primarily relating to the re-leasing of the property in Olive Branch, Mississippi, the developed property in Poland, as well as lease renewals and extensions for two properties in the United States and Germany, partially offset by leasing commissions paid for the partially leased-up property in Novi, Michigan in the prior year period;

  •
  a $9.0 million increase in tenant incentives paid largely relating to a tenant allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria; and

  •
  a $4.1 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily due to straight-line rent amortization associated with the properties in the United States and Germany as mentioned above, and rent-free periods associated with the lease-up of vacant space in Novi, Michigan and the early renewals and extensions of two leases in North America and Germany.

Excluding the following non-recurring or unusual items: lease termination and close-out fee of $1.0 million ($0.02 per unit) recognized in revenue, the net foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018 of $8.5 million ($0.19 per unit) and the payment of the tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria of $9.1 million ($0.19 per unit), AFFO would have been $97.9 million ($2.12 per unit) in the nine month period ended September 30, 2018. In comparison, excluding the proxy contest expense of $5.9 million ($0.12 per unit) and lease termination and close-out fees of $1.6 million ($0.03 per unit), AFFO would have been $117.1 million ($2.48 per unit) in the prior year period.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development ("properties under development") and land held for development. The income-producing

Granite REIT 2018 Third Quarter Report 21

properties are substantially for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped within the last five years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development comprise a 29 acre site located in Indiana, United States where Granite is planning to construct a 0.5 million square foot logistics-industrial property over the next twelve months. Land held for development comprises a 16 acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space.

Summary attributes of the investment properties at September 30, 2018 and December 31, 2017 were as follows:

Investment Properties Summary(1)

As at September 30, 2018 and December 31, 2017	2018	2017

(in millions, except as noted)
Investment properties — fair value	$3,198.0	$2,733.6
Income-producing properties	3,191.1	2,714.7
Property under development	4.3	—
Land held for development	2.6	18.9
Overall capitalization rate	6.8%	7.6%
Number of investment properties	87	87
Income-producing properties	85	84
Property under development	1	—
Land held for development	1	3
Property metrics
GLA, square feet	32.5	29.1
Occupancy, by GLA	97.3%	98.4%
Weighted average lease term, in years by square footage	5.9	5.9
Total number of tenants	47	40
Magna as a percentage of annualized revenue(2)	57%	71%
Magna as a percentage of GLA	48%	61%

22 Granite REIT 2018 Third Quarter Report

Assets Held for Sale(1)

As at September 30, 2018 and December 31, 2017	2018	2017

(in millions, except as noted)
Assets held for sale
Fair value	$17.0	$391.4
Number of properties	2	10
GLA, square feet	0.1	3.2
Magna as a percentage of GLA	100%	95%
Annualized revenue(2)	$0.4	$25.6

(1)
Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at September 30, 2018 and 10 such assets that were held for sale at December 31, 2017 were excluded from investment properties and related property metrics at September 30, 2018 and December 31, 2017, respectively, throughout this MD&A.
(2)
Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported quarter multiplied by four quarters.

The fair value of the investment properties by asset category as at September 30, 2018 and December 31, 2017 was as follows:

Fair Value of Investment Properties by Asset Category

September 30, 2018	December 31, 2017

  Note — number of properties denoted in parentheses

Granite REIT 2018 Third Quarter Report 23

Granite has a specialized and high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at September 30, 2018 and December 31, 2017 was as follows:

Fair Value of Investment Properties by Geography

September 30, 2018	December 31, 2017

Note — number of properties denoted in parentheses

The change in the fair value of investment properties by asset category during the nine months ended September 30, 2018 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2018	Fair value gains	Acquisitions and transfers	Capital expenditures	Foreign exchange gains	Other changes	Classified as assets held for sale	September 30, 2018

Modern warehouse facilities	$773.9	75.4	477.1	10.0	14.3	5.6	—	$1,356.3
Multi-purpose facilities	730.4	170.6	—	1.7	2.6	(0.3)	(70.9)	834.1
Special purpose properties	1,210.4	54.3	—	—	10.0	(3.5)	(270.5)	1,000.7

Income-Producing Properties	2,714.7	300.3	477.1	11.7	26.9	1.8	(341.4)	3,191.1
Property Under Development	—	—	4.3	—	—	—	—	4.3
Land Held For Development	18.9	1.3	(4.3)	—	0.1	—	(13.4)	2.6

	$2,733.6	$301.6	$477.1	$11.7	$27.0	$1.8	$(354.8)	$3,198.0

24 Granite REIT 2018 Third Quarter Report

During the nine months ended September 30, 2018, the fair value of investment properties increased by $464.4 million, primarily due to:

  •
  net fair value gains of $301.6 million which were largely attributable to i) the increase in fair value to the sale price for the five multi-purpose and special purpose properties sold in the third quarter of 2018, ii) for properties across the modern warehouse, multi-purpose and special purpose asset categories, a compression in discount and terminal capitalization rates and an increase in market rents resulting from the limited availability and greater market demand for industrial real estate properties and, to a lesser extent, iii) positive changes in leasing assumptions primarily from contractual rent increases and lease renewals;

  •
  the acquisitions of six income-producing properties in the United States and one property in Germany for $477.1 million consisting of a portfolio of four properties near Columbus, Ohio for $299.3 million, one property in Greencastle, Pennsylvania for $44.3 million, one property in Plainfield, Indiana for $50.8 million and one property in Erfurt, Germany for $82.7 million (see "SIGNIFICANT MATTERS");

  •
  capital expenditures of $11.7 million, of which $5.5 million related to the ongoing construction of a 0.3 million square foot expansion at an acquired property near Columbus, Ohio, and the remaining largely related to maintenance or improvement capital expenditures including $4.2 million for a modern warehouse property located in Mississippi, United States, which was acquired in October 2017 and re-leased to another tenant, and $1.4 million for a multi-purpose property located in Michigan, United States, which was leased to a tenant for part of the space during the third quarter of 2017. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property; and

  •
  net foreign exchange gains of $27.0 million, which primarily included foreign exchange gains of $33.7 million resulting from the relative weakening at period end of the Canadian dollar against the US dollar, partially offset by $5.8 million of foreign exchange losses from the relative strengthening at period end of the Canadian dollar against the euro, partially offset by;

  •
  the classification of seven properties valued at $354.8 million as assets held for sale, five of which were sold in the third quarter of 2018. The remaining two properties are classified as assets held for sale on the combined balance sheet and excluded from the investment properties categorization (see "SIGNIFICANT MATTERS").

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the nine month period ended September 30, 2018. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and nine month periods ended

Granite REIT 2018 Third Quarter Report 25

September 30, 2018. In addition, valuation metrics for Granite's investment properties (excluding assets held for sale) by asset category as at September 30, 2018 and December 31, 2017 were as follows:

Valuation Metrics by Investment Property Asset Category

	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties
							Total
As at September 30, 2018 and December 31, 2017
	2018	2017	2018	2017	2018	2017	2018	2017

Overall capitalization rate(1)(2)	5.73%	6.18%	7.27%	8.84%	7.80%	7.77%	6.78%	7.60%
Terminal capitalization rate(1)	6.21%	6.49%	7.18%	7.49%	7.52%	8.11%	6.87%	7.48%
Discount rate(1)	6.38%	6.98%	7.26%	8.04%	7.83%	7.72%	7.07%	7.59%

(1)
Weighted based on investment property fair value.
(2)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of investment properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at September 30, 2018 is presented below:

Sensitivity Analysis of Fair Value of Investment Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate

+50 bps	2,977.9	3,078.2	3,085.1
+25 bps	3,087.7	3,135.9	3,142.5

Base rate	$3,198.0	$3,198.0	$3,198.0

-25 bps	3,335.6	3,265.1	3,261.6
-50 bps	3,476.3	3,337.8	3,320.9

Leasing Profile

Magna, Granite's Largest Tenant

At September 30, 2018, Magna International Inc. or one of its operating subsidiaries was the tenant at 46 (December 31, 2017 — 52) of Granite's income-producing properties and comprised 57% (December 31, 2017 — 71%) of Granite's annualized revenue and 48% (December 2017 — 61%) of Granite's GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody's Investor Service, A- with a stable outlook by Standard & Poor's and A(low) with a stable outlook by DBRS Limited. Magna International Inc. is a technology company and one of the world's largest automotive suppliers with international manufacturing operations and product development, engineering and sales centres. Its capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases. Granite's properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company, however, Magna International Inc. is the

26 Granite REIT 2018 Third Quarter Report

tenant under certain of Granite's leases. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at September 30, 2018, Granite had 46 other tenants from various industries which in aggregate comprised 43% of the Trust's annualized revenue. These tenants each accounted for less than 4% of the Trust's annualized revenue as at September 30, 2018.

Granite REIT 2018 Third Quarter Report 27

Leasing Activity

Lease Expiration

As at September 30, 2018, Granite's portfolio had a weighted average lease term by square footage of 5.9 years (December 31, 2017 — 5.9 years) with lease expiries by GLA (in thousands of square feet), lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the third quarter of 2018 multiplied by four quarters, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2018		2019		2020		2021		2022		2023		2024 and Beyond
		Total Lease Count	Total Annualized Revenue $
Country	Total GLA			Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $

Canada	5,260	25	39.2	190	85	0.6	—	—	1,033	7.1	316	2.9	639	4.4	594	2.9	2,403	21.3
United States	13,186	40	70.2	90	—	—	817	4.3	415	2.8	87	0.7	2,903	12.9	2,010	9.5	6,864	40.0
Austria	8,101	12	63.6	—	101	0.6	392	3.9	—	—	806	3.9	802	9.7	125	1.4	5,875	44.1
Germany	3,868	12	24.6	300	228	1.8	—	—	195	1.3	548	3.6	283	2.2	1,947	13.7	367	2.0
Netherlands	1,441	2	6.7	314	—	—	—	—	—	—	—	—	—	—	—	—	1,127	6.7
Other	751	8	5.5	—	—	—	136	0.7	133	0.6	336	3.0	56	0.4	90	0.8	—	—

Total	32,607	99	209.8	894	414	3.0	1,345	8.9	1,776	11.8	2,093	14.1	4,683	29.6	4,766	28.3	16,636	114.1

Less: Properties classified as assets held for sale
Germany	(64)	(1)	(0.4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(64)	(0.4)

As at September 30, 2018	32,543	98	209.4	894	414	3.0	1,345	8.9	1,776	11.8	2,093	14.1	4,683	29.6	4,766	28.3	16,572	113.7

% of portfolio as at September 30, 2018:
* by sq ft	100%			2.7%	1.3%		4.1%		5.5%		6.4%		14.4%		14.7%		50.9%
* by Annualized Revenue			100%			1.4%		4.3%		5.6%		6.7%		14.1%		13.6%		54.3%

28 Granite REIT 2018 Third Quarter Report

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs. For the three and nine month periods ended September 30, 2018, the Trust incurred leasing costs and lease incentives of $0.5 million and $3.5 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $686.4 million as at September 30, 2018 compared to $286.2 million at December 31, 2017, as summarized below:

Sources of Available Liquidity

As at September 30, 2018 and December 31, 2017	2018	2017

Cash and cash equivalents	$192.7	$69.0
Unused portion of credit facility(1)	493.7	217.2

Available liquidity	$686.4	$286.2

Assets held for sale(2)	$17.0	$391.4

Unencumbered assets(3)	$3,198.0	$2,733.6

(1)
In February 2018, Granite entered into a new five-year $500.0 million credit facility thereby increasing its borrowing capacity by $250.0 million. See "Debt Structure — Credit Facility".
(2)
Two properties located in Germany and Canada were classified as assets held for sale on the combined financial statements at September 30, 2018. Ten properties located in Canada and the United States were classified as assets held for sale at December 31, 2017 and were subsequently sold in January 2018.
(3)
Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility and trust indentures.

Additional sources of liquidity available to Granite include cash flow generated from operations, asset sales and, if necessary, financing that may be obtained on its unencumbered assets.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility and/or (v) the issuance of unsecured debentures or equity, subject to market conditions.

Granite REIT 2018 Third Quarter Report 29

Cash Flow Components

Components of the Trust's cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017	$ change	2018	2017	$ change

Cash and cash equivalents, beginning of period	$50.1	$196.5	(146.4)	$69.0	$246.2	(177.2)
Cash provided by operating activities	40.6	40.5	0.1	123.1	120.5	2.6
Cash provided by (used in) investing activities	219.4	(8.5)	227.9	182.2	(80.9)	263.1
Cash used in financing activities	(114.8)	(36.2)	(78.6)	(182.6)	(98.6)	(84.0)
Effect of exchange rate changes on cash and cash equivalents	(2.6)	(1.4)	(1.2)	1.0	3.7	(2.7)

Cash and cash equivalents, end of period	$192.7	$190.9	1.8	$192.7	$190.9	1.8

Operating Activities

In the three month period ended September 30, 2018, operating activities generated cash of $40.6 million compared to $40.5 million in the prior year period. The increase of $0.1 million was due to various factors including, among other, the following:

  •
  an increase in cash provided by working capital changes of $10.5 million primarily due to an increase in accounts payable and accrued liabilities largely related to the land transfer tax for the property acquired in Germany and an obligation to make certain repairs in connection with a property disposed of in the United States, partially offset by;

  •
  an increase in income taxes paid of $2.6 million primarily related to increased tax instalments; and

  •
  an increase in interest paid of $1.9 million related to the outstanding indebtedness balance and standby fees for the credit facility.

In the nine month period ended September 30, 2018, operating activities generated cash of $123.1 million compared to $120.5 million in the prior year period. The increase of $2.6 million was due to various factors including, among other, the following:

  •
  an increase in cash provided by working capital changes of $12.1 million primarily due to an increase in accounts payable and accrued liabilities as mentioned above;

  •
  an increase in net realized foreign exchange gains of $9.4 million primarily due to the remeasurement of the US dollar proceeds received from the sale of investment properties in January 2018; and

  •
  the prior year period included proxy contest expenses of $5.9 million, partially offset by;
30 Granite REIT 2018 Third Quarter Report

  •
  an increase in tenant incentives paid of $8.9 million which substantially related to a $9.1 million payment in 2018 associated with a 2014 lease extension at the Eurostar facility in Graz, Austria;

  •
  an increase in income taxes paid of $4.8 million primarily relating to a property disposition in 2016, increased tax instalments and the receipt of an income tax refund in the prior year period;

  •
  an increase in interest paid of $3.2 million related to the outstanding indebtedness balance and standby fees for the credit facility; and

  •
  an increase in leasing commissions paid of $2.6 million.

Investing Activities

Investing activities for the three month period ended September 30, 2018 generated cash of $219.4 million and primarily related to the following:

  •
  net proceeds of $321.4 million received from the disposition of five income-producing properties in Canada and the United States. The property dispositions in South Carolina and Tennessee have remaining proceeds of $12.3 million (US$9.5 million) and $0.4 million (US$0.3 million) that are expected to be received in the first quarters of 2020 and 2019, respectively. The increase in cash from the net proceeds received is partially offset by;

  •
  the remaining balance paid for the acquisition of an income-producing industrial property in Erfurt, Germany for $74.4 million;

  •
  a $26.1 million deposit to acquire a property under development in the state of Texas. This commitment to purchase is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close concurrently with the lease commencement in the third quarter of 2019 following construction of the building; and

  •
  investment property maintenance and improvement capital expenditures paid of $1.6 million largely relating to an improvement project at a modern warehouse property located in Olive Branch, Mississippi which was acquired in October 2017 and re-leased to another tenant.

Investing activities for the three month period ended September 30, 2017 used cash of $8.5 million and primarily related to a $7.2 million deposit for three income-producing properties acquired subsequent to the third quarter of 2017.

Investing activities for the nine month period ended September 30, 2018 generated cash of $182.2 million and primarily related to the following:

  •
  net proceeds of $677.8 million received from the disposition of 15 income-producing properties in Canada and the United States. The property dispositions in South Carolina and Tennessee have remaining proceeds of $12.3 million (US$9.5 million) and $0.4 million (US$0.3 million) that are expected to be received in the first quarters of 2020 and 2019, respectively; and

  •
  the receipt of a $30.0 million vendor take-back mortgage resulting from the sale of seven properties in Newmarket, Ontario in January 2018, partially offset by;

  •
  the acquisitions of six income-producing properties in the United States and one property in Germany for $482.0 million consisting of a $304.2 million portfolio of four properties in West Jefferson, Ohio, $50.7 million for a property in Plainfield, Indiana, $44.4 million for a property in Greencastle, Pennsylvania and $82.7 million for a property in Erfurt, Germany;

  •
  a $26.1 million deposit to acquire a property under development in the state of Texas as noted above; and
Granite REIT 2018 Third Quarter Report 31

  •
  investment property maintenance and improvement capital expenditures paid of $16.6 million largely relating to improvement projects at a property in Novi, Michigan which was occupied by a tenant starting January 2018 and a property in Olive Branch, Mississippi as noted above.

Investing activities for the nine month period ended September 30, 2017 used cash of $80.9 million of which $70.8 million related to the purchase of expansion capital expenditures for additions constructed at two special purpose properties in the United States and $7.2 million consisted of a deposit to acquire three income-producing properties as noted above.

Financing Activities

Cash used in financing activities for the three month period ended September 30, 2018 of $114.8 million comprised net $83.7 million of bank indebtedness repayments and $31.1 million of distribution payments.

Cash used in financing activities for the three month period ended September 30, 2017 of $36.2 million related to $30.7 million of distribution payments and $5.5 million to repurchase the Trust's stapled units under the normal course issuer bid.

Cash used in financing activities for the nine month period ended September 30, 2018 of $182.6 million comprised distribution payments of $94.0 million, repurchases of the Trust's stapled units under the normal course issuer bid of $60.9 million and net $26.2 million of bank indebtedness repayments.

Cash used in financing activities for the nine month period ended September 30, 2017 of $98.6 million largely related to distribution payments of $92.0 million and repurchases of the Trust's stapled units of $5.5 million.

32 Granite REIT 2018 Third Quarter Report

Debt Structure

Granite's debt structure and key debt metrics as at September 30, 2018 and December 31, 2017 were as follows:

Summary Debt Structure and Debt Metrics

As at September 30, 2018 and December 31, 2017		2018	2017	2017 Adjusted(2)

Unsecured debentures, net		$647.7	$647.3	$647.3
Cross currency interest rate swaps, net		62.0	61.5	61.5
Bank indebtedness		6.2	32.6	32.6

Total debt	[A]	$715.9	$741.4	$741.4
Less: cash and cash equivalents		192.7	69.0	460.4

Net debt	[B]	$523.2	$672.4	$281.0

Investment properties, all unencumbered by secured debt	[C]	$3,198.0	$2,733.6	$2,733.6

Adjusted EBITDA(1)	[D]	$189.1	$185.0	$159.4
Trailing 12-month interest expense		$22.5	$20.0	$20.0
Trailing 12-month interest income		(2.0)	(0.5)	(0.5)

Trailing 12-month interest expense, net	[E]	$20.5	$19.5	$19.5
Debt metrics
Leverage ratio(1)	[A]/[C]	22%	27%	27%
Net leverage ratio(1)	[B]/[C]	16%	25%	10%
Interest coverage ratio(1)	[D]/[E]	9.2x	9.5x	8.2x
Unencumbered asset coverage ratio(1)	[C]/[A]	4.5x	3.7x	3.7x
Indebtedness ratio(1)	[A]/[D]	3.8x	4.0x	4.7x
Weighted average cost of debt		2.53%	2.54%	2.54%
Weighted average debt term-to-maturity, in years		4.2	4.8	4.8
Ratings and outlook
DBRS		BBB stable	BBB stable	BBB stable
Moody's		Baa2 stable	Baa2 stable	Baa2 stable

(1)
Represents a non-IFRS measure. For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
The 2017 Adjusted column represents the summary of debt structure and debt metrics at December 31, 2017 after adjusting for the cash proceeds from the sale of the 10 properties in January 2018 as well as the corresponding reduction in Adjusted EBITDA of $25.6 million for the year 2017 associated with the revenue reduction from the sale of the 10 properties. There is no significant impact to the summary debt structure and debt metrics for September 30, 2018 from the two assets held for sale.

Unsecured Debentures and Cross Currency Interest Rate Swaps

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures"). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2018, all of the 2023 Debentures remained outstanding and the balance net of issuance costs was $398.3 million.

Also on December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for

Granite REIT 2018 Third Quarter Report 33

which it will receive $400.0 million on November 30, 2023. As at September 30, 2018, the fair value of the cross currency interest rate swap was a net financial liability of $43.0 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2018, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $249.4 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at September 30, 2018, the fair value of the cross currency interest rate swap was a net financial liability of $19.0 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into a new unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at September 30, 2018, the Trust had $6.2 million drawn from the credit facility and $0.1 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At September 30, 2018, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite's unsecured debentures and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at September 30, 2018, Granite was in compliance with all of these covenants.

Credit Ratings

On April 12, 2018, Moody's Investors Service, Inc. ("Moody's") confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. On March 19, 2018, DBRS confirmed the BBB rating on the 2021 Debentures and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders' Equity

Outstanding Stapled Units

As at November 6, 2018, the Trust had 45,733,941 stapled units issued and outstanding.

34 Granite REIT 2018 Third Quarter Report

Distributions

On November 6, 2018, the Trust increased its targeted annualized distribution to $2.80 (23.3 cents per month) per stapled unit from $2.72 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2018 and payable in mid-January 2019.

Granite REIT's monthly distribution to unitholders is currently 22.7 cents per stapled unit. For 2018, based on this current monthly rate and excluding any special distribution, Granite expects to make total annual distributions of $2.72 per stapled unit.

Distributions declared to stapled unitholders in the three month periods ended September 30, 2018 and 2017 were $31.1 million or 68.1 cents per stapled unit and $30.7 million or 65.1 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine month periods ended September 30, 2018 and 2017 were $93.7 million or $2.04 per stapled unit and $92.0 million or $1.95 per stapled unit, respectively. On October 17, 2018, a monthly distribution of $10.4 million or 22.7 cents per stapled unit was declared and will be paid on November 15, 2018.

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Net income	$157.9	$51.0	$379.5	$124.2

Cash flows provided by operating activities	40.6	40.5	123.1	120.5
Distributions paid and payable	(31.1)	(30.7)	(93.7)	(92.0)

Cash flows from operating activities in excess of distributions paid and payable	$9.5	$9.8	$29.4	$28.5

Distributions for the three and nine month periods ended September 30, 2018 and 2017 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect distributions.

Special Distribution to Unitholders

Granite anticipates that it will declare a special distribution to unitholders in the fourth quarter of 2018 as a result of the increase in taxable income generated by the sale transactions completed during the nine month period ended September 30, 2018 and those anticipated to be completed during the fourth quarter of 2018. See "SIGNIFICANT MATTERS — Special Distributions to Unitholders".

Normal Course Issuer Bid

On May 16, 2018, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to

Granite REIT 2018 Third Quarter Report 35

purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,939,255 of Granite's issued and outstanding stapled units. The NCIB commenced on May 18, 2018 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 17, 2019. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 16,546 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods.

Pursuant to a previous notice of intention to conduct a NCIB, under which Granite received approval from the TSX to purchase stapled units for the period May 16, 2017 to May 15, 2018, Granite repurchased an aggregate of 1,474,493 stapled units for total consideration of $73.0 million. These repurchases were made at an average trading price per unit of $49.50. During the nine month period ended September 30, 2018, Granite repurchased 1,233,459 stapled units for consideration of $60.9 million. During the nine month period ended September 30, 2017, Granite repurchased 122,767 stapled units for consideration of $6.1 million.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management's expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, construction and development project commitments and certain operating agreements. At September 30, 2018, the Trust had $0.1 million in letters of credit outstanding and contractual commitments related to construction and development projects and the purchase of a property in the United States amounting to approximately $307.2 million. The construction and development projects are expected to be completed over the next year. The commitment to purchase the property in the United States is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close in the third quarter of 2019 following construction of the building. Granite expects to fund these commitments through the use of cash on hand, cash from operations and/or Granite's credit facility. At September 30, 2018, the Trust also had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.5
Later than 1 year and not later than 5 years	1.2
Later than 5 years	—

$1.7

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 15, 17 and 18 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2018.

36 Granite REIT 2018 Third Quarter Report

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2018 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as distributions declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that are non-recurring or unusual and can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Granite REIT 2018 Third Quarter Report 37

FFO and AFFO Payout Ratios

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)		2018	2017	2018	2017

Distributions declared to unitholders	[A]	$31.1	$30.7	$93.7	$92.0
FFO		39.1	40.5	128.0	111.6
Add (deduct):
Proxy contest expenses		—	—	—	5.9
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties		—	—	(8.5)	—
Lease termination and close-out fees		—	(1.6)	(1.0)	(1.6)

FFO adjusted for the above	[B]	$39.1	$38.9	$118.5	$115.9
AFFO		37.7	40.1	98.3	112.8
Add (deduct):
Proxy contest expenses		—	—	—	5.9
Tenant allowance payment made in connection with a 2014 lease extension at the Eurostar facility in Austria		—	—	9.1	—
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties		—	—	(8.5)
Lease termination and close-out fees		—	(1.6)	(1.0)	(1.6)

AFFO adjusted for the above	[C]	$37.7	$38.5	$97.9	$117.1
FFO payout ratio	[A]/[B]	80%	79%	79%	79%
AFFO payout ratio	[A]/[C]	82%	80%	96%	79%

Net operating income

NOI is defined as rental revenue and tenant recoveries less property operating costs. Granite also uses NOI on a cash basis, which adjusts NOI for straight-line rent and tenant incentive amortization recognized during the period (see "RESULTS OF OPERATIONS — Net Operating Income"). These are widely used measures by the real estate industry and Granite believes that NOI and NOI — cash basis are useful supplementary measures of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is revenue. Such measures are also key inputs in Granite's determination of the fair value of its investment property portfolio.

Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, foreign exchange gains (losses) on the remeasurement of proceeds from the sale of investment properties, proxy contest expenses, fair value gains (losses) on investment properties and financial instruments, acquisition transaction costs, other income relating to a settlement award and gains (losses) on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest

38 Granite REIT 2018 Third Quarter Report

coverage ratio and indebtedness ratio noted below. This measure is also defined in Granite's debt agreements and used in calculating the Trust's debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended September 30, 2018 and December 31, 2017	2018	2017

Net income	$613.1	$357.7
Add (deduct):
Lease termination and close-out fees	(1.0)	(1.6)
Interest expense and other financing costs	22.5	20.0
Interest income	(2.0)	(0.5)
Income tax expense	40.7	13.4
Depreciation and amortization	0.3	0.3
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties	(8.5)	—
Fair value gains on investment properties, net	(487.0)	(212.1)
Fair value losses (gains) on financial instruments	(0.5)	0.8
Loss on sale of investment properties	5.8	0.4
Acquisition transaction costs	8.0	0.7
Other income — settlement award	(2.3)	—
Proxy contest expenses	—	5.9

Adjusted EBITDA	$189.1	$185.0

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust's ability to meet its interest expense obligations (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust's ability to repay outstanding debt using its operating cash flows (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust's

Granite REIT 2018 Third Quarter Report 39

degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2017. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2017. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. The Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of

40 Granite REIT 2018 Third Quarter Report

Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the nine month period ended September 30, 2018. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the "Investment Properties" section and note 4 of the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2018 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective January 1, 2018. The Trust applied for the first time certain standards and amendments that require restatement of previous financial statements. As required by International Accounting Standard ("IAS") 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"), the nature and effect of these changes are disclosed below.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which replaced IAS 18, Revenue and IAS 11, Construction Contracts and other related revenue interpretations effective January 1, 2018. IFRS 15 establishes the principles that the Trust applies to report useful information about

Granite REIT 2018 Third Quarter Report 41

the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

As the Trust's most material revenue stream of rental revenue is outside the scope of the new standard, the adoption of the new standard did not have a material impact on the combined statements of income and comprehensive income. The recovery of costs related to common area maintenance services is considered within the scope of IFRS 15 and the Trust has concluded that the pattern of revenue recognition remains unchanged. As a result of the adoption of IFRS 15, the Trust discloses revenue recognized from contracts with customers related to common area maintenance recoveries separately from other sources of revenue. In addition, the Trust assessed that it is a principal in relation to property taxes and insurance that are paid directly by the tenants under certain net leases as the Trust is primarily responsible for fulfilling the promise to satisfy its property tax obligations and is a beneficiary as it relates to potential property insurance claims. Therefore, the Trust recognizes the gross amount of consideration for property taxes and insurance premiums. As a result of the retrospective adoption of IFRS 15, in the three month periods ended September 30, 2018 and 2017, tenant recoveries revenue and property operating costs each increased by $4.2 million and $5.4 million, respectively. For the nine month periods ended September 30, 2018 and 2017, tenant recoveries revenue and property operating costs each increased by $13.3 million and $16.6 million, respectively. There was no impact to net income, unitholders' equity or cash flows from the adoption of this standard and also no adjustment to opening retained earnings on the date of adoption of this standard. Refer to note 12(a) to the unaudited condensed combined financial statements for the incremental disclosures required under IFRS 15.

IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments ("IFRS 9") which replaced IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") effective January 1, 2018. IFRS 9 provides new guidance on the classification and measurement, impairment and hedge accounting for financial instruments in addition to clarification for the treatment of modifications of financial liabilities. IFRS 9 is required to be adopted retrospectively with certain available transition provisions.

The adoption of this standard did not have any significant impact on the combined financial statements for the current or prior periods.

Classification and measurement:

IFRS 9 requires a new approach for the classification and measurement of financial assets based on the Trust's business models for managing these financial assets and their contractual cash flow characteristics. This approach is summarized as follows:

  •
  Assets held for the purpose of collecting contractual cash flows that solely represent payments of principal and interest are measured at amortized cost.

  •
  Assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows solely represent payments of principal and interest are measured at fair value through other comprehensive income ("FVTOCI").

  •
  Assets held within another business model or assets that do not have contractual cash flow characteristics that are solely payments of principal and interest are measured at fair value through profit or loss ("FVTPL").
42 Granite REIT 2018 Third Quarter Report

The Trust has completed its review of all financial instruments held and has performed a cash flow and business model assessment, and the impact is summarized as follows:

  •
  The Trust's cash and cash equivalents, restricted cash, accounts receivable and long-term receivables, previously classified as loans and receivables/other financial liabilities under IAS 39, are now classified as amortized cost and continue to be measured at amortized cost.

  •
  The Trust's derivative asset and liability instruments continue to be classified and measured at FVTPL.

Refer to notes 2(c) and 15 to the unaudited condensed combined financial statements for the classification and measurement basis of financial assets and liabilities under IFRS 9.

Impairment:

IFRS 9 introduces a new expected credit loss ("ECL") impairment model for all financial assets measured at amortized cost or debt instruments measured at FVTOCI.

The ECL model uses an allowance for expected credit losses being recorded regardless of whether or not there has been an actual loss event. The Trust measures the loss allowance for its financial assets at an amount equal to the lifetime ECL. The impact of the credit loss modelling process is summarized as follows:

  •
  The Trust did not record an ECL allowance against long-term receivables as historical experience of loss on these balances is insignificant and, based on the assessment of forward-looking information, no significant increases in losses are expected. The Trust will continue to assess the valuation of these instruments.

  •
  The Trust did not record an ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward-looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

Hedge accounting:

IFRS 9 also introduces a new hedge accounting model that expands the scope of hedge items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. This new standard did not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it provides for more hedging strategies that are used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship.

Financial liabilities:

Generally, IFRS 9 did not introduce changes to the measurement of financial liabilities. The Trust continues to measure its financial liabilities at amortized cost.

In regards to term modifications for financial liabilities, IFRS 9 requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability is recognized in profit or loss.

IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual

Granite REIT 2018 Third Quarter Report 43

periods beginning on January 1, 2018. The adoption of this amendment did not have an impact on the combined financial statements.

IAS 40, Investment Properties

On December 8, 2016, the IASB issued an amendment to IAS 40, Investment Properties that requires an asset to be transferred to or from investment property only when there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. The amendments are effective for years beginning on January 1, 2018. The adoption of these amendments and clarifications did not have an impact on the combined financial statements.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the condensed combined financial statements for the three and nine months ended September 30, 2018 are described below. Granite intends to adopt these standards when they become effective.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specified asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains largely unchanged as the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land that is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria and office equipment. It is expected that under IFRS 16, a right-of-use asset addition and obligation liability will be recorded for these lease obligations as well. The Trust has completed the issue identification phase of the transition and has commenced its evaluation of the resulting impact on its combined financial statements and internal controls.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The Trust is currently assessing the impact of IFRIC 23 on its combined financial statements.

44 Granite REIT 2018 Third Quarter Report

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the third quarter of 2018, there were no changes in the Trust's internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite's AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2017, and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2018.

Granite REIT 2018 Third Quarter Report 45

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q3'18	Q2'18	Q1'18	Q4'17	Q3'17	Q2'17	Q1'17	Q4'16

Operating highlights(1)(2)
Revenue(3)	$63.8	$62.1	$61.7	$62.6	$60.8	$60.5	$60.8	$59.7
NOI — cash basis(1)	$56.4	$55.2	$52.3	$56.2	$53.5	$54.2	$54.4	$55.0
Fair value gain (loss) on investment properties, net	$141.6	$127.9	$32.3	$185.2	$17.0	$17.2	$(7.3)	$6.2
Net income attributable to stapled unitholders	$157.8	$149.2	$72.4	$233.6	$51.0	$42.9	$30.3	$29.4
Cash provided by operating activities	$40.6	$45.0	$37.6	$38.2	$40.5	$33.8	$46.2	$30.0
FFO(1)	$39.1	$37.6	$51.3	$41.6	$40.5	$31.6	$39.6	$26.2
AFFO(1)	$37.7	$29.4	$31.1	$32.6	$40.1	$32.5	$40.3	$27.8
FFO payout ratio(1)	80%	79%	79%	75%	79%	82%	78%	77%
AFFO payout ratio(1)	82%	99%	109%	95%	80%	80%	76%	74%
Per unit amounts
Diluted FFO(1)	$0.86	$0.82	$1.11	$0.89	$0.86	$0.67	$0.84	$0.56
Diluted AFFO(1)	$0.82	$0.64	$0.67	$0.69	$0.85	$0.69	$0.86	$0.59
Cash distributions paid	$0.681	$0.681	$0.681	$0.651	$0.651	$0.651	$0.651	$0.609
Financial highlights
Investment properties(4)	$3,198.0	$3,031.2	$2,916.1	$2,733.6	$2,749.0	$2,758.0	$2,717.6	$2,653.1
Assets held for sale	$17.0	$341.4	—	$391.4	—	—	—	—
Cash and cash equivalents	$192.7	$50.1	$273.8	$69.0	$190.9	$196.5	$189.7	$246.2
Total debt	$715.9	$817.6	$745.7	$741.4	$691.5	$682.7	$650.5	$657.4
Diluted weighted average number of units	45.8	45.8	46.3	47.0	47.2	47.2	47.1	47.1
Property metrics(4)
Number of income-producing properties	85	84	85	84	92	92	92	92
GLA, square feet	32.5	31.8	29.7	29.1	30.2	30.2	30.1	29.6
Occupancy, by GLA	97.3%	97.3%	98.7%	98.4%	98.4%	98.1%	98.4%	99.4%
Weighted average lease term, years	5.9	5.9	6.0	5.9	6.6	6.7	6.9	7.0

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
The quarterly financial data reflects fluctuations in revenue, FFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•
Q3'18 — Fair value gain on investment properties of $141.6 million included a compression in discount and terminal capitalization rates and an increase in market rents for properties in Canada, the United States, Germany and the Netherlands resulting from the limited availability and greater market demand for industrial real estate properties.

•
Q2'18 — Net income attributable to unitholders, cash provided by operating activities and FFO included a $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties as this item is unusual and can be a source of variance between periods. Fair value gain on investment properties of $127.9 million included the increase in fair value to the expected sale price of the six multi-purpose and special purpose properties classified as assets held for sale in the second quarter of 2018.

•
Q1'18 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.0 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property and a
46 Granite REIT 2018 Third Quarter Report

    $10.4 million foreign exchange gain on the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.0 million lease termination and close-out fee and the $10.4 million foreign exchange gain on the remeasurement of US dollar proceeds from the sale of investment properties as these items are non-recurring or unusual and can be a source of variance between periods. AFFO included $9.1 million related to the payment of a tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO used to calculate AFFO payout ratio excludes the $9.1 million tenant incentive payment as this cost is unusual and can be a source of variance between periods.

  •
  Q4'17 — Fair value gain on investment properties of $185.2 million included the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale.

  •
  Q3'17 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated or expecting to vacate properties. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees as this revenue is unusual and can be a source of variance between periods.

  •
  Q2'17 — Net income attributable to unitholders, cash provided by operating activities and FFO included $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $5.9 million proxy contest expenses as this cost is non-recurring and can be a source of variance between periods.

  •
  Q4'16 — Net income attributable to unitholders, cash provided by operating activities and FFO included $11.9 million of redemption costs associated with the early redemption of debentures that were due to mature in October 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $11.9 million early redemption expense as this cost is unusual and can be a source of variance between periods.

(3)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").

(4)
Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at September 30 and June 30, 2018 and December 31, 2017.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to strategically redeploy the proceeds from recently sold properties; the expected completion of the acquisition of a property in the United States and the constrution and leasing of a building thereon; Granite's ability to dispose of any non-core assets on satisfactory terms; Granite's ability to meet its target occupancy goals; the payment of and form of consideration of the expected special distribution; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or

Granite REIT 2018 Third Quarter Report 47

management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2017 dated March 1, 2018, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

48 Granite REIT 2018 Third Quarter Report

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three and nine months ended September 30, 2018 and 2017

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	September 30, 2018	December 31, 2017

ASSETS
Non-current assets:
Investment properties	3,4	$3,198,010	$2,733,568
Acquisition deposit	3	25,844	—
Deferred tax assets		4,541	5,742
Fixed assets, net		793	951
Other assets	6	13,999	666

		3,243,187	2,740,927
Current assets:
Assets held for sale	5	16,985	391,453
Accounts receivable		4,414	2,310
Income taxes receivable		294	180
Prepaid expenses and other	7	4,182	2,029
Restricted cash		468	515
Cash and cash equivalents	14(d)	192,678	69,019

Total assets		$3,462,208	$3,206,433

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	8(a)	$647,713	$647,306
Cross currency interest rate swaps	8(b)	62,043	61,466
Deferred tax liabilities		285,142	244,052

		994,898	952,824
Current liabilities:
Other liability	9	—	8,968
Deferred revenue	9	8,245	3,965
Bank indebtedness	9	6,200	32,552
Accounts payable and accrued liabilities	9	40,031	43,342
Distributions payable	10	10,382	10,647
Income taxes payable		15,550	16,273

Total liabilities		1,075,306	1,068,571

Equity:
Stapled unitholders' equity	11	2,385,504	2,136,614
Non-controlling interests		1,398	1,248

Total equity		2,386,902	2,137,862

Total liabilities and equity		$3,462,208	$3,206,433

Commitments and contingencies (note 17)
See accompanying notes

50 Granite REIT 2018 Third Quarter Report

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2018	2017(1)	2018	2017(1)

Rental revenue		$57,224	$52,635	$166,475	$160,434
Tenant recoveries	12(a)	6,595	6,509	20,143	20,021
Lease termination and close-out fees		—	1,607	996	1,607

Revenue		63,819	60,751	187,614	182,062
Property operating costs	12(b)	8,138	7,537	23,448	23,217
General and administrative expenses	12(c)	7,542	5,675	22,177	19,416
Proxy contest expenses	12(d)	—	—	—	5,866
Depreciation and amortization		80	28	238	272
Interest income		(161)	(149)	(1,872)	(428)
Interest expense and other financing costs	12(e)	5,948	4,807	16,917	14,465
Foreign exchange losses (gains), net	12(f)	1,134	630	(7,985)	1,376
Fair value gains on investment properties, net	4, 5	(141,575)	(17,034)	(301,803)	(26,909)
Fair value losses (gains) on financial instruments	12(g)	(1,412)	(937)	(882)	428
Acquisition transaction costs	3	5,835	296	7,574	296
Loss on sale of investment properties	5	4,142	—	5,376	—
Other income	12(h)	—	—	(2,250)	—

Income before income taxes		174,148	59,898	426,676	144,063
Income tax expense	13	16,286	8,854	47,202	19,911

Net income		$157,862	$51,044	$379,474	$124,152

(1)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (note 2(c)).

Net income attributable to:
Stapled unitholders	$157,758	$50,983	$379,298	$124,107
Non-controlling interests	104	61	176	45

	$157,862	$51,044	$379,474	$124,152

See accompanying notes

Granite REIT 2018 Third Quarter Report 51

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2018	2017	2018	2017

Net income		$157,862	$51,044	$379,474	$124,152
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		(45,610)	(29,282)	23,079	(2,005)
Fair value gain (loss) on cross currency interest rate swaps(1)	8(b)	14,358	(9,282)	(1,027)	(34,685)
Net foreign exchange gain (loss) on net investment hedge, includes income taxes of nil(1)		1,932	—	(1,040)	—

Total other comprehensive income (loss)		(29,320)	(38,564)	21,012	(36,690)

Comprehensive income		$128,542	$12,480	$400,486	$87,462

(1)
Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders	$128,455	$12,413	$400,326	$87,289
Non-controlling interests	87	67	160	173

Comprehensive income	$128,542	$12,480	$400,486	$87,462

See accompanying notes

52 Granite REIT 2018 Third Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Nine Months Ended September 30, 2018

	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings (Deficit)	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2018	46,903	$2,118,460	$60,274	$(160,686)	$118,566	$2,136,614	$1,248	$2,137,862
Net income	—	—	—	379,298	—	379,298	176	379,474
Other comprehensive income (loss)	—	—	—	—	21,028	21,028	(16)	21,012
Distributions (note 10)	—	—	—	(93,720)	—	(93,720)	(10)	(93,730)
Units issued under the stapled unit plan (note 11(a))	64	3,233	—	—	—	3,233	—	3,233
Units repurchased for cancellation (note 11(b))	(1,233)	(55,714)	(5,235)	—	—	(60,949)	—	(60,949)

As at September 30, 2018	45,734	$2,065,979	$55,039	$124,892	$139,594	$2,385,504	$1,398	$2,386,902

Nine Months Ended September 30, 2017

	Number of units (000s)	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2017	47,123	$2,128,378	$61,425	$(395,330)	$153,734	$1,948,207	$1,529	$1,949,736
Net income	—	—	—	124,107	—	124,107	45	124,152
Other comprehensive income (loss)	—	—	—	—	(36,818)	(36,818)	128	(36,690)
Distributions (note 10)	—	—	—	(92,029)	—	(92,029)	(10)	(92,039)
Units issued under the stapled unit plan (note 11(a))	22	977	—	—	—	977	—	977
Units repurchased for cancellation (note 11b))	(124)	(5,554)	(583)	—	—	(6,137)	—	(6,137)

As at September 30, 2017	47,021	$2,123,801	$60,842	$(363,252)	$116,916	$1,938,307	$1,692	$1,939,999

See accompanying notes

Granite REIT 2018 Third Quarter Report 53

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2018	2017	2018	2017

OPERATING ACTIVITIES
Net income		$157,862	$51,044	$379,474	$124,152
Items not involving current cash flows	14(a)	(122,551)	(7,881)	(250,903)	(3,138)
Leasing commissions paid		—	(1,276)	(3,991)	(1,359)
Tenant incentives paid		(487)	(304)	(9,746)	(810)
Current income tax expense	13(a)	1,998	1,740	6,830	6,190
Income taxes paid		(3,617)	(1,026)	(7,585)	(2,809)
Interest expense		4,838	4,372	14,926	13,075
Interest paid		(5,418)	(3,559)	(14,928)	(11,721)
Changes in working capital balances	14(b)	7,951	(2,565)	9,052	(3,086)

Cash provided by operating activities		40,576	40,545	123,129	120,494

INVESTING ACTIVITIES
Investment properties:
Business acquisitions	3	(74,369)	—	(482,029)	—
Proceeds from disposals, net	4, 5	321,353	—	677,832	—
Mortgage receivable proceeds	5	—	—	30,000	—
Capital expenditures
— Maintenance or improvements		(1,611)	(622)	(16,611)	(1,453)
— Developments or expansions		—	(448)	(860)	(71,695)
Acquisition deposit	3	(26,086)	(7,249)	(26,086)	(7,249)
Fixed asset additions		(35)	(193)	(88)	(500)
Increase in other assets		150	—	5	—

Cash provided by (used in) investing activities		219,402	(8,512)	182,163	(80,897)

FINANCING ACTIVITIES
Distributions paid		(31,144)	(30,680)	(93,985)	(92,048)
Proceeds from bank indebtedness		119,441	—	247,274	—
Repayments of bank indebtedness		(203,095)	—	(273,515)	—
Financing costs paid		—	—	(1,456)	(1,000)
Distributions to non-controlling interests		—	—	(10)	(10)
Repurchase of stapled units	11(b)	—	(5,518)	(60,949)	(5,527)

Cash used in financing activities		(114,798)	(36,198)	(182,641)	(98,585)

Effect of exchange rate changes on cash and cash equivalents		(2,645)	(1,386)	1,008	3,694

Net increase (decrease) in cash and cash equivalents during the period		142,535	(5,551)	123,659	(55,294)
Cash and cash equivalents, beginning of period		50,143	196,472	69,019	246,215

Cash and cash equivalents, end of period		$192,678	$190,921	$192,678	$190,921

See accompanying notes

54 Granite REIT 2018 Third Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, in addition to tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 6, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three and nine month periods ended September 30, 2018 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2017.

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

Granite REIT 2018 Third Quarter Report 55

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Accounting Policies and New Standards Adopted

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective January 1, 2018. The Trust applied for the first time certain standards and amendments that require restatement of previous financial statements. As required by IAS 34, the nature and effect of these changes are disclosed below.

  IFRS 15, Revenue from Contracts with Customers

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which replaced IAS 18, Revenue and IAS 11, Construction Contracts and other related revenue interpretations effective January 1, 2018. IFRS 15 establishes the principles that the Trust applies to report useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

  As the Trust's most material revenue stream of rental revenue is outside the scope of the new standard, the adoption of the new standard did not have a material impact on the combined statements of income and comprehensive income. The recovery of costs related to common area maintenance services is considered within the scope of IFRS 15 and the Trust has concluded that the pattern of revenue recognition remains unchanged. As a result of the adoption of IFRS 15, the Trust discloses revenue recognized from contracts with customers related to common area maintenance recoveries separately from other sources of revenue. In addition, the Trust assessed that it is a principal in relation to property taxes and insurance that are paid directly by the tenants under certain net leases as the Trust is primarily responsible for fulfilling the promise to satisfy its property tax obligations and is a beneficiary as it relates to potential property insurance claims. Therefore, the Trust recognizes the gross amount of consideration for property taxes and insurance premiums. As a result of the retrospective adoption of IFRS 15, in the three month periods ended September 30, 2018 and 2017, tenant recoveries revenue and property operating costs each increased by $4.2 million and $5.4 million, respectively. For the nine month periods ended September 30, 2018 and 2017, tenant recoveries revenue and property operating costs each increased by $13.3 million and $16.6 million, respectively. There was no impact to net income, unitholders' equity or cash flows from the adoption of this standard as at September 30, 2018, December 31, 2017, and September 30, 2017 and for each of the periods then ended, and accordingly an opening balance sheet for the earliest period related to the adoption of the standard is not presented. There was no adjustment to opening retained earnings on the date of adoption of this standard. Refer to note 12(a) for the incremental disclosures required under IFRS 15.

  IFRS 9, Financial Instruments

  In July 2014, the IASB issued IFRS 9, Financial Instruments ("IFRS 9") which replaced IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") effective January 1, 2018. IFRS 9 provides new guidance on the classification and measurement, impairment and hedge accounting for financial instruments in addition to clarification for the treatment of modifications of financial liabilities. IFRS 9 is required to be adopted retrospectively with certain available transition provisions.

  The adoption of this standard did not have any significant impact on the combined financial statements for the current or prior periods.

56 Granite REIT 2018 Third Quarter Report

  Classification and measurement:

  IFRS 9 requires a new approach for the classification and measurement of financial assets based on the Trust's business models for managing these financial assets and their contractual cash flow characteristics. This approach is summarized as follows:

  •
  Assets held for the purpose of collecting contractual cash flows that solely represent payments of principal and interest are measured at amortized cost.

  •
  Assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows solely represent payments of principal and interest are measured at fair value through other comprehensive income ("FVTOCI").

  •
  Assets held within another business model or assets that do not have contractual cash flow characteristics that are solely payments of principal and interest are measured at fair value through profit or loss ("FVTPL").

  The Trust has completed its review of all financial instruments held and has performed a cash flow and business model assessment, and the impact is summarized as follows:

  •
  The Trust's cash and cash equivalents, restricted cash, accounts receivable and certain long-term receivables, previously classified as loans and receivables/other financial liabilities under IAS 39, are now classified as amortized cost and continue to be measured at amortized cost.

  •
  The Trust's derivative asset and liability instruments continue to be classified and measured at FVTPL.

  The following summarizes the Trust's classification and measurement of its financial assets and liabilities:

Classification and Measurement Basis

Financial assets
Long-term receivables included in other assets	Amortized Cost
Long-term proceeds receivable associated with a property disposal included in other assets	Fair Value
Accounts receivable	Amortized Cost
Short-term proceeds receivable associated with a property disposal included in accounts receivable	Fair Value
Foreign exchange forward contracts included in prepaid expenses and other	Fair Value
Cross currency interest rate swaps included in prepaid expenses and other	Fair Value
Restricted cash	Amortized Cost
Cash and cash equivalents	Amortized Cost
Financial liabilities
Unsecured debentures, net	Amortized Cost
Cross currency interest rate swaps	Fair Value
Bank indebtedness	Amortized Cost
Tenant incentive allowance included in other liability	Fair Value
Accounts payable and accrued liabilities	Amortized Cost
Foreign exchange forward contracts included in accounts payable and accrued liabilities	Fair Value
Distributions payable	Amortized Cost

  Refer to note 15 for the measurement basis of financial assets and liabilities under IFRS 9.

Granite REIT 2018 Third Quarter Report 57

  Impairment:

  IFRS 9 introduces a new expected credit loss ("ECL") impairment model for all financial assets measured at amortized cost or debt instruments measured at FVTOCI.

  The ECL model uses an allowance for expected credit losses being recorded regardless of whether or not there has been an actual loss event. The Trust measures the loss allowance for its financial assets at an amount equal to the lifetime ECL. The impact of the credit loss modelling process is summarized as follows:

  •
  The Trust did not record an ECL allowance against long-term receivables as historical experience of loss on these balances is insignificant and, based on the assessment of forward-looking information, no significant increases in losses are expected. The Trust will continue to assess the valuation of these instruments.

  •
  The Trust did not record an ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward-looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

  Hedge accounting:

  IFRS 9 also introduces a new hedge accounting model that expands the scope of hedge items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. This new standard did not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it provides for more hedging strategies that are used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship. In accordance with IFRS 9's transition provisions for hedge accounting, the Trust has chosen as its accounting policy to continue to apply the hedge accounting requirement of IAS 39 for hedge relationships existing on January 1, 2018.

  Financial liabilities:

  Generally, IFRS 9 did not introduce changes to the measurement of financial liabilities. The Trust continues to measure its financial liabilities at amortized cost.

  In regards to term modifications for financial liabilities, IFRS 9 requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability is recognized in profit or loss.

  IFRS 2, Share-based Payment

  In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on January 1, 2018. The adoption of this amendment did not have an impact on the combined financial statements.

  IAS 40, Investment Properties

  On December 8, 2016, the IASB issued an amendment to IAS 40, Investment Properties that requires an asset to be transferred to or from investment property only when there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. The amendments are effective for years beginning on January 1,

58 Granite REIT 2018 Third Quarter Report

  2018. The adoption of these amendments and clarifications did not have an impact on the combined financial statements.

(d)
Future Accounting Policy Changes

  IFRS 16, Leases

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specified asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains largely unchanged as the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land that is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria and office equipment. It is expected that under IFRS 16, a right-of-use asset addition and obligation liability will be recorded for these lease obligations as well. The Trust has completed the issue identification phase of the transition and has commenced its evaluation of the resulting impact on its combined financial statements and internal controls.

  IFRIC 23, Uncertainty over Income Tax Treatments

  In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The Trust is currently assessing the impact of IFRIC 23 on its combined financial statements.

3. ACQUISITIONS

During the nine month period ended September 30, 2018, the Trust acquired seven income-producing properties in the United States and Germany consisting of the following:

Property	Location	Date acquired	Property purchase price

3870 Ronald Reagan Parkway	Plainfield, Indiana	March 23, 2018	$50,835
181 Antrim Commons Drive	Greencastle, Pennsylvania	April 4, 2018	44,323
Ohio portfolio (four properties):
10, 100 and 115 Enterprise Parkway and 15 Commerce Parkway	West Jefferson, Ohio	May 23, 2018	299,297
Joseph-Meyer-Straße 3	Erfurt, Germany	July 12, 2018	82,677

Total purchase price			$477,132

Granite REIT 2018 Third Quarter Report 59

The following table summarizes the total consideration paid for the acquisitions and the fair value of the total identifiable net assets acquired at the acquisition dates:

Purchase consideration
Cash on hand	$380,383
Cash sourced from credit facility	101,646

Total cash consideration paid	$482,029

Recognized amounts of identifiable net assets acquired measured at their respective fair values:
Investment properties	$477,132
Working capital	4,897

Total identifiable net assets	$482,029

During the three and nine month periods ended September 30, 2018, the Trust recognized $7.6 million and $11.6 million of revenue, respectively, and $20.0 million and $23.4 million of net income, respectively, related to the aforementioned acquisitions. Had these acquisitions occurred on January 1, 2018, the Trust would have recognized proforma revenue and net income of approximately $23.4 million and $32.9 million, respectively, during the nine month period ended September 30, 2018.

During the three month period ended September 30, 2018, a deposit of $25.8 million (US$ 20.0 million) was made in connection with a contractual commitment to acquire a property under development in the state of Texas. This commitment to purchase is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close concurrently with the lease commencement in the third quarter of 2019 following construction of the building. The contractual obligation amount to purchase the property is included in the commitments and contingencies note (note 17(b)).

During the nine month period ended September 30, 2018, the Trust incurred $7.2 million of land transfer tax, legal and advisory costs associated with the aforementioned completed acquisitions, of which $5.3 million related to land transfer tax for the German acquisition. The Trust incurred an additional $0.4 million of costs related to pursuing other acquisition opportunities. These costs are included in acquisition transaction costs in the condensed combined statements of income.

4. INVESTMENT PROPERTIES

As at	September 30, 2018	December 31, 2017

Income-producing properties	$3,191,079	$2,714,684
Property under development	4,328	—
Land held for development	2,603	18,884

	$3,198,010	$2,733,568

60 Granite REIT 2018 Third Quarter Report

Changes in investment properties are shown in the following table:

	Nine Months Ended September 30, 2018			Year Ended December 31, 2017
	Income- producing properties	Property under development	Land held for development	Income- producing properties	Land held for development

Balance, beginning of period	$2,714,684	$—	$18,884	$2,646,292	$6,803
Additions
— Capital expenditures:
Maintenance or improvements	6,027	—	—	21,065	—
Developments or expansions	5,613	61	—	72,774	—
— Acquisitions (note 3)	477,132	—	—	154,726	—
— Leasing commissions	2,882	—	—	3,573	—
— Tenant incentives	649	—	—	803	—
Land transfers	—	4,267	(4,267)	(12,076)	12,076
Fair value gains, net	300,309	—	1,304	212,106	—
Foreign currency translation, net	26,918	—	62	12,800	5
Amortization of straight-line rent	3,449	—	—	(1,101)	—
Amortization of tenant incentives	(4,078)	—	—	(5,410)	—
Other changes	(1,073)	—	—	585	—
Classified as assets held for sale (note 5)	(341,433)	—	(13,380)	(391,453)	—

Balance, end of period	$3,191,079	$4,328	$2,603	$2,714,684	$18,884

During the nine month period ended September 30, 2018, the Trust disposed of 15 properties previously classified as assets held for sale for aggregate gross proceeds of $726.0 million (note 5). The fair value gains during the nine month period ended September 30, 2018, excluding the 15 properties sold in the period, was $301.6 million. As at September 30, 2018, two properties with an aggregate fair value of $17.0 million, were classified as assets held for sale (note 5).

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Granite REIT 2018 Third Quarter Report 61

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	September 30, 2018(1)			December 31, 2017(1)
	Maximum	Minimum	Weighted average(2)	Maximum	Minimum	Weighted average(2)

Canada
Discount rate	7.75%	5.25%	5.95%	8.25%	6.50%	6.84%
Terminal capitalization rate	7.25%	4.75%	6.13%	8.00%	5.75%	6.17%
United States
Discount rate	11.00%	5.70%	6.82%	11.00%	6.25%	7.68%
Terminal capitalization rate	10.75%	5.25%	6.49%	10.75%	5.75%	7.30%
Germany
Discount rate	9.50%	5.75%	7.22%	9.00%	6.50%	7.89%
Terminal capitalization rate	9.00%	5.25%	6.94%	9.50%	5.75%	7.91%
Austria
Discount rate	10.00%	8.00%	8.38%	10.00%	7.75%	8.05%
Terminal capitalization rate	9.25%	7.00%	7.88%	9.50%	8.25%	8.53%
Netherlands
Discount rate	6.75%	5.75%	6.01%	7.00%	6.25%	6.62%
Terminal capitalization rate	7.70%	6.25%	6.66%	7.30%	7.05%	7.17%
Other
Discount rate	9.50%	6.75%	8.22%	9.85%	7.25%	8.62%
Terminal capitalization rate	10.00%	6.75%	8.50%	10.00%	6.75%	8.39%
Total
Discount rate	11.00%	5.25%	7.07%	11.00%	6.25%	7.59%
Terminal capitalization rate	10.75%	4.75%	6.87%	10.75%	5.75%	7.48%

(1)
Excludes assets held for sale (note 5).
(2)
Weighted based on income-producing property fair value.

Included in investment properties is $13.3 million (December 31, 2017 — $9.8 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17) and the subsequent event note (note 18).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases (excluding assets held for sale) are as follows:

Not later than 1 year	$208,734
Later than 1 year and not later than 5 years	703,201
Later than 5 years	480,060

$1,391,995

62 Granite REIT 2018 Third Quarter Report

5. ASSETS HELD FOR SALE AND DISPOSITIONS

At September 30, 2018, two properties located in Canada and Germany are classified as assets held for sale. The two properties, having an aggregate fair value of $17.0 million, consist of the following:

Property	Location	Fair value

Industriestrasse 11	Schleiz, Germany	$3,605
3 Walker Drive	Brampton, Ontario	13,380

		$16,985

The property in Schleiz, Germany was sold on October 4, 2018 for $3.6 million and the property in Brampton, Ontario is expected to be sold in the first quarter of 2019.

During the nine month period ended September 30, 2018, 15 properties located in Canada and the United States previously classified as assets held for sale were disposed. The properties consisted of the following:

Property	Location	Date disposed	Sale price

111 Cosma Drive	Bowling Green, Kentucky	January 30, 2018	$169,998
1 Cosma Court and 170 Edward Street	St Thomas, Ontario	January 30, 2018	154,568
Newpark campus (seven properties):
521, 550, 561, 564, 581, 594 and 630 Newpark Boulevard	Newmarket, Ontario	January 31, 2018	63,000
1 Clearview Drive	Tillsonburg, Ontario	July 18, 2018	7,200
120 Moon Acres Road	Piedmont, South Carolina	September 13, 2018	216,459
1000 JD Yarnell Industrial Parkway	Clinton, Tennessee	September 13, 2018	54,798
337 and 375 Magna Drive	Aurora, Ontario	September 27, 2018	60,000

			$726,023

The gross proceeds of $63.0 million for the seven properties in Newmarket, Ontario included a vendor take-back mortgage of $30.0 million. The mortgage receivable bore interest at an annual rate of 6.0% and was repaid on April 16, 2018.

The gross proceeds for the property disposals in South Carolina and Tennessee include $12.3 million (US$ 9.5 million) and $0.4 million (US$ 0.3 million) of proceeds that are expected to be received in the first quarters of 2020 and 2019, respectively. The estimated sale price for each of the properties was determined using an income approach which assumed a forecast consumer price index inflation factor at the date of disposition. The proceeds receivable are subject to change and will be dependent upon the actual consumer price index inflation factors as at December 31, 2018 and 2019. The proceeds receivable of $12.3 million for the property disposed of in South Carolina was recorded in other assets (note 6) and the $0.4 million proceeds receivable from the Tennessee property disposal was included in accounts receivable on the condensed combined balance sheet.

In connection with the property disposal in South Carolina, Granite has retained an obligation to make certain repairs to the building. Accordingly, a liability of approximately $1.9 million was recorded in accounts payable and accrued liabilities on the condensed combined balance sheet (note 9). The estimated amount was determined using a third-party report but can change over time as the repairs are completed.

Granite REIT 2018 Third Quarter Report 63

The following table summarizes the fair value changes in properties classified as assets held for sale:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017

Balance, beginning of period	$391,453	$—

Fair value gains, net	190	—
Foreign currency translation, net	(3,445)	—
Disposals	(726,023)	—
Classified as assets held for sale (note 4)	354,813	391,453
Other	(3)	—

Balance, end of period	$16,985	$391,453

During the three and nine month periods ended September 30, 2018, Granite incurred $4.1 million and $5.4 million, respectively, of broker commissions, legal and advisory costs associated with the disposal or planned disposal of the assets held for sale which are included in loss on sale of investment properties on the condensed combined statement of income.

6. OTHER ASSETS

Other assets consist of:

As at	September 30, 2018	December 31, 2017

Deferred financing costs	$1,250	$211
Long-term receivables	436	455
Long-term proceeds receivable associated with a property disposal (note 5)	12,313	—

	$13,999	$666

The long-term proceeds receivable associated with a property disposal is expected to be settled in the first quarter of 2020.

7. CURRENT ASSETS

Prepaid Expenses and Other

As at September 30, 2018, prepaid expenses and other include $1.3 million relating to the fair value associated with two cross currency interest rate swaps entered into to fund an acquisition. Under the terms of the swaps, the Trust paid initial principal proceeds of US$ 60.0 million for €51.1 million in July 2018 and exchanged the 3.781% interest payments for euro denominated payments at a 1.099% interest rate. The two cross currency swaps were settled in October 2018. The Trust did not employ hedge accounting for these instruments. The fair value gain of $0.8 million associated with the cross currency interest rate swaps is recognized in fair value gains/losses on financial instruments (note 12(g)) and the interest savings of $0.5 million are recorded in interest expense in the condensed combined statement of income.

64 Granite REIT 2018 Third Quarter Report

8. UNSECURED DEBENTURES, NET AND CROSS CURRENCY INTEREST RATE SWAPS
(a)
Unsecured Debentures, Net

As at		September 30, 2018		December 31, 2017

	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding

3.788% Debentures	July 5, 2021	$249,368	$250,000	$249,201	$250,000
3.873% Debentures	November 30, 2023	398,345	400,000	398,105	400,000

		$647,713	$650,000	$647,306	$650,000

(b)
Cross Currency Interest Rate Swaps

As at	September 30, 2018	December 31, 2017

Financial liability
2021 Cross Currency Interest Rate Swap — fair value	$18,988	$19,429
2023 Cross Currency Interest Rate Swap — fair value	43,055	42,037

	$62,043	$61,466

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million for $250.0 million on July 5, 2021.

  On December 20, 2016, the Trust entered into a cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") to exchange the 3.873% interest payments from the debentures that mature in 2023 for euro denominated payments at a 2.43% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million for $400.0 million on November 30, 2023.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three and nine month periods ended September 30, 2018, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the condensed combined statement of income.

9. CURRENT LIABILITIES

Other Liability

As at December 31, 2017, the other liability consisted of a tenant allowance payable of $9.0 million (€6.0 million). This tenant allowance was paid to a tenant on February 2, 2018 and related to a 2014 lease extension at the Eurostar facility in Graz, Austria. The €6.0 million allowance was discounted and was accreted to its face value through a charge to interest expense. During the nine month period ended September 30, 2018, accretion of $0.1 million (2017 — $0.5 million) was charged to interest expense.

Granite REIT 2018 Third Quarter Report 65

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On February 1, 2018, the Trust entered into a new unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at September 30, 2018, the Trust had $6.2 million (December 31, 2017 — $32.6 million) drawn from the credit facility and $0.1 million (December 31, 2017 — $0.2 million) in letters of credit issued against the facility.

Accounts Payable and Accrued Liabilities

As at	September 30, 2018	December 31, 2017

Accounts payable	$6,465	$5,676
Accrued salaries, incentives and benefits	3,779	4,304
Accrued interest payable	7,676	6,016
Accrued construction payable	1,314	12,622
Accrued professional fees	2,899	2,434
Accrued employee unit-based compensation	2,551	3,416
Accrued trustee/director unit-based compensation	2,221	1,367
Accrued property operating costs	2,060	3,110
Accrued land transfer tax in connection with an acquisition	5,292	—
Accrued leasing commissions	182	1,291
Accrual associated with a property disposal (note 5)	1,938	—
Other accrued liabilities	3,654	3,106

	$40,031	$43,342

10. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2018 were $31.1 million (2017 — $30.7 million) or 68.1 cents per stapled unit (2017 — 65.1 cents per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2018 were $93.7 million (2017 — $92.0 million) or $2.04 per stapled unit (2017 — $1.95 per stapled unit). Distributions payable at September 30, 2018 of $10.4 million, representing the September 2018 distribution, were paid on October 15, 2018. On October 17, 2018, distributions of $10.4 million or 22.7 cents per stapled unit were declared and will be paid on November 15, 2018.

66 Granite REIT 2018 Third Quarter Report

11. STAPLED UNITHOLDERS' EQUITY
(a)
Unit-Based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. As at September 30, 2018 and December 31, 2017, there were no options outstanding under this plan.

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each non-employee director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2018		2017
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

DSUs outstanding, January 1	28	$41.88	147	$35.43
Granted	12	52.66	17	48.60
Settled	—	—	(142)	50.81

DSUs outstanding, September 30	40	$45.18	22	$39.91

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2018		2017
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

Stapled units outstanding, January 1	106	$43.32	82	$42.34
New grants	70	53.13	48	45.68
Forfeited	—	—	(3)	45.23
Settled	(64)	42.14	(22)	45.36

Stapled units outstanding, September 30	112	$50.11	105	$43.22

Granite REIT 2018 Third Quarter Report 67

  The Trust's unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

DSPs for trustees/directors	$277	$202	$840	$1,734
Stapled Unit Plan for executives and employees	900	738	2,360	2,189

Unit-based compensation expense	$1,177	$940	$3,200	$3,923

Fair value remeasurement expense included in the above	$237	$6	$691	$1,240

(b)
Normal Course Issuer Bid

  On May 16, 2018, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,939,255 of Granite's issued and outstanding stapled units. The NCIB commenced on May 18, 2018 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 17, 2019. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 16,546 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods.

  Pursuant to a previous notice of intention to conduct a NCIB, under which Granite received approval from the TSX to purchase stapled units for the period May 16, 2017 to May 15, 2018, Granite repurchased an aggregate of 1,474,493 stapled units for total consideration of $73.0 million. During the nine month period ended September 30, 2018, 1,233,459 stapled units were repurchased for consideration of $60.9 million. The $5.2 million difference between the repurchase price and the average cost of the stapled units was charged to contributed surplus.

(c)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at September 30,	2018	2017

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$205,784	165,551
Fair value losses on derivatives designated as net investment hedges	(66,190)	(48,635)

	$139,594	$116,916

(1)
Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.
68 Granite REIT 2018 Third Quarter Report

12. RECOVERIES, COSTS AND EXPENSES
(a)
Tenant recoveries revenue consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Property taxes	$5,055	$5,619	$15,091	$16,909
Property insurance	625	464	1,671	1,406
Operating costs	915	426	3,381	1,706

	$6,595	$6,509	$20,143	$20,021

(b)
Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Non-recoverable from tenants:
Property taxes and utilities	$348	$328	$747	$828
Legal	99	87	358	256
Consulting	53	20	93	287
Environmental and appraisals	163	154	460	501
Repairs and maintenance	253	173	508	544
Ground rents	208	157	543	466
Other	226	168	571	445

	1,350	1,087	3,280	3,327

Recoverable from tenants:
Property taxes and utilities	5,094	5,623	15,718	17,215
Property insurance	564	458	1,620	1,413
Repairs and maintenance	610	160	1,321	466
Property management fees	413	168	985	503
Other	107	41	524	293

	6,788	6,450	20,168	19,890

Property operating costs	$8,138	$7,537	$23,448	$23,217

Granite REIT 2018 Third Quarter Report 69

(c)
General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Salaries and benefits	$3,720	$2,801	$11,784	$8,983
Audit, legal and consulting	1,106	779	2,996	2,516
Trustee/director fees and related expenses	257	288	830	1,036
Unit-based compensation including distributions and revaluations	1,004	722	2,648	3,306
Other public entity costs	359	380	1,305	1,294
Office rents	224	224	679	673
Other	872	481	1,935	1,608

	$7,542	$5,675	$22,177	$19,416

(d)
Proxy contest expenses

  In connection with the proxy contest that preceded the June 2017 annual general meeting ("AGM"), Granite incurred $5.9 million of expenses in the three month period ended June 30, 2017. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the AGM. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

(e)
Interest expense and other financing costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Interest and amortized issuance costs relating to debentures	$4,485	$4,323	$13,607	$12,936
Amortization of deferred financing costs	78	54	419	164
Other interest and accretion charges	1,385	430	2,891	1,365

	$5,948	$4,807	$16,917	$14,465

70 Granite REIT 2018 Third Quarter Report

(f)
For the nine month period ended September 30, 2018, foreign exchange gains (losses) includes an $8.5 million foreign exchange gain due to the remeasurement of the US dollar proceeds from the sale of three investment properties in January 2018 (note 5).

(g)
Fair value losses (gains) on financial instruments consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Foreign exchange forward contracts, net	$(611)	$(937)	$(81)	$428
Cross currency interest rate swaps (note 7)	(801)	—	(801)	—

	$(1,412)	$(937)	$(882)	$428

(h)
During the nine month period ended September 30, 2018, Granite entered into a settlement agreement related to a land use matter for a property in Ontario, Canada. Granite was awarded a settlement amount of $2.3 million of which $1.4 million was received and the remaining balance will be collected in the first quarter of 2019.

13. INCOME TAXES
(a)
The major components of the income tax expense are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Current income tax expense	$1,998	$1,740	$6,830	$6,190
Deferred income tax expense	14,288	7,114	40,372	13,721

Income tax expense	$16,286	$8,854	$47,202	$19,911

Granite REIT 2018 Third Quarter Report 71

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Income before income taxes	$174,148	$59,898	$426,676	$144,063

Expected income taxes at the Canadian statutory tax rate of 26.5% (2017 — 26.5%)	$46,149	$15,873	$113,069	$38,177
Income distributed and taxable to unitholders	(28,900)	(9,984)	(65,498)	(21,631)
Net foreign rate differentials	(1,697)	618	(4,722)	270
Net change in provisions for uncertain tax positions	388	573	1,311	1,507
Net permanent differences	1,378	2,078	3,562	1,967
Net effect of change in tax rates	(1,351)	—	(1,351)	—
Withholding taxes and other	319	(304)	831	(379)

Income tax expense	$16,286	$8,854	$47,202	$19,911

14. DETAILS OF CASH FLOWS
(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Straight-line rent amortization	$(720)	$424	$(3,449)	$750
Tenant incentive amortization	1,361	1,368	4,078	4,042
Unit-based compensation expense (note 11(a))	1,177	940	3,200	3,923
Fair value gains on investment properties	(141,575)	(17,034)	(301,803)	(26,909)
Depreciation and amortization	80	28	238	272
Fair value losses (gains) on financial instruments	(1,412)	(937)	(882)	428
Loss on sale of investment properties	4,142	—	5,376	—
Amortization of issuance costs relating to debentures	136	135	406	406
Amortization of deferred financing costs	78	54	419	164
Deferred income taxes	14,288	7,114	40,372	13,721
Other	(106)	27	1,142	65

	$(122,551)	$(7,881)	$(250,903)	$(3,138)

72 Granite REIT 2018 Third Quarter Report

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Accounts receivable	$258	$(564)	$(1,639)	$(928)
Prepaid expenses and other	(1,731)	(901)	(1,193)	(631)
Accounts payable and accrued liabilities	9,761	(1,589)	7,581	(5,972)
Deferred revenue	(676)	441	3,968	4,397
Restricted cash	339	48	335	48

	$7,951	$(2,565)	$9,052	$(3,086)

(c)
Non-cash investing and financing activities

  The condensed combined statements of cash flows for the three and nine month periods ended September 30, 2018 do not include property disposal proceeds of $0.4 million and $12.3 million that are expected to be received in the years 2019 and 2020, respectively (note 5). In addition, during the nine month period ended September 30, 2018, 64 thousand stapled units (2017 — 22 thousand stapled units) with a value of $3.2 million (2017 — $1.0 million) were issued under the Stapled Unit Plan (note 11(a)) and are not recorded in the condensed combined statements of cash flows.

(d)
Cash and cash equivalents consist of:

As at	September 30, 2018	December 31, 2017

Cash	$157,937	$55,608
Short-term deposits	34,741	13,411

	$192,678	$69,019

Granite REIT 2018 Third Quarter Report 73

15. FAIR VALUE AND RISK MANAGEMENT
(a)
Fair Value of Financial Instruments

  The following table provides the measurement basis of financial assets and liabilities as at September 30, 2018 and December 31, 2017:

As at	September 30, 2018			December 31, 2017

	Carrying Value		Fair Value	Carrying Value		Fair Value

Financial assets
Other assets	$12,749	(1)	$12,749	$455	(1)	$455
Accounts receivable	4,414		4,414	2,310		2,310
Prepaid expenses and other	744	(2)	744	705	(2)	705
Prepaid expenses and other	1,271	(3)	1,271	—		—
Restricted cash	468		468	515		515
Cash and cash equivalents	192,678		192,678	69,019		69,019

	$212,324		$212,324	$73,004		$73,004

Financial liabilities
Unsecured debentures, net	$647,713		$651,365	$647,306		$655,035
Cross currency interest rate swaps	62,043		62,043	61,466		61,466
Other liability	—		—	8,968		8,968
Bank indebtedness	6,200		6,200	32,552		32,552
Accounts payable and accrued liabilities	40,031		40,031	43,300		43,300
Accounts payable and accrued liabilities	—		—	42	(4)	42
Distributions payable	10,382		10,382	10,647		10,647

	$766,369		$770,021	$804,281		$812,010

(1)
Long-term receivables included in other assets.
(2)
Foreign exchange forward contracts included in prepaid expenses.
(3)
Cross currency interest rate swaps included in prepaid expenses (note 7).
(4)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair values of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivables approximate their carrying amount as the receivable either bears interest at rates comparable to current market rates or is revalued at each reporting period. The fair value of the foreign exchange forward contracts approximate their carrying value as the asset or liability is revalued at the reporting date. The fair value of the other liability approximated its carrying value as the liability was revalued at each reporting date. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At September 30, 2018, the Trust held eight outstanding foreign exchange forward contracts (December 31, 2017 — 18 contracts outstanding). The foreign exchange contracts are comprised of contracts to purchase $24.8 million and sell €16.0 million. For the three and nine month periods ended September 30, 2018, the Trust recorded net fair value gains of $0.6 million (2017 — $0.9 million) and

74 Granite REIT 2018 Third Quarter Report

  $0.1 million (2017 — net fair value loss of $0.4 million), respectively, on the outstanding foreign exchange forward contracts (note 12(g)).

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2018	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$3,198,010
Assets held for sale	—	—	16,985
Long-term proceeds receivable associated with a property disposal included in other assets (note 5)	—	—	12,313
Short-term proceeds receivable associated with a property disposal included in accounts receivable (note 5)	—	—	400
Foreign exchange forward contracts included in prepaid expenses and other	—	744	—
Cross currency interest rate swaps included in prepaid expenses and other (note 7)	—	1,271	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	651,365	—	—
Cross currency interest rate swaps	—	62,043	—
Bank indebtedness	—	6,200	—

Net assets (liabilities) measured or disclosed at fair value	$(651,365)	$(66,228)	$3,227,708

Granite REIT 2018 Third Quarter Report 75

As at December 31, 2017	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,733,568
Assets held for sale	—	—	391,453
Foreign exchange forward contracts included in prepaid expenses and other	—	705	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	655,035	—	—
Cross currency interest rate swaps	—	61,466	—
Other liability	—	—	8,968
Bank indebtedness	—	32,552	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	42	—

Net assets (liabilities) measured or disclosed at fair value	$(655,035)	$(93,355)	$3,116,053

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and nine month periods ended September 30, 2018 and the year ended December 31, 2017, there were no transfers between the levels.

(c)
Risk Management

  Foreign exchange risk

  As at September 30, 2018, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2018, the Trust's foreign currency denominated net assets were $2.3 billion primarily in US dollars and euros. A 1% change in the US dollar and euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $11.0 million and $11.8 million, respectively, to comprehensive income.

76 Granite REIT 2018 Third Quarter Report

16. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at September 30, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$3,198,010			$3,198,010
Investment in Granite LP(1)	—	16	(16)	—
Other non-current assets	45,177			45,177

	3,243,187	16	(16)	3,243,187
Current assets:
Assets held for sale	16,985			16,985
Other current assets	9,302	56		9,358
Intercompany receivable(2)	—	6,350	(6,350)	—
Cash and cash equivalents	192,645	33		192,678

Total assets	$3,462,119	6,455	(6,366)	$3,462,208

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$647,713			$647,713
Other non-current liabilities	347,185			347,185

	994,898			994,898
Current liabilities:
Bank indebtedness	6,200			6,200
Intercompany payable(2)	6,350		(6,350)	—
Other current liabilities	67,769	6,439		74,208

Total liabilities	1,075,217	6,439	(6,350)	1,075,306

Equity:
Stapled unitholders' equity	2,385,488	16		2,385,504
Non-controlling interests	1,414		(16)	1,398

Total liabilities and equity	$3,462,119	6,455	(6,366)	$3,462,208

(1)
Granite LP is 100% owned by Granite REIT and Granite GP.
(2)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2018 Third Quarter Report 77

Balance Sheet	As at December 31, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,733,568			$2,733,568
Investment in Granite LP(1)	—	12	(12)	—
Other non-current assets	7,359			7,359

	2,740,927	12	(12)	2,740,927
Current assets:
Assets held for sale	391,453			391,453
Other current assets	4,988	46		5,034
Intercompany receivable(2)	—	6,331	(6,331)	—
Cash and cash equivalents	68,572	447		69,019

Total assets	$3,205,940	6,836	(6,343)	$3,206,433

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$647,306			$647,306
Other non-current liabilities	305,518			305,518

	952,824			952,824
Current liabilities:
Bank indebtedness	32,552			32,552
Intercompany payable(2)	6,331		(6,331)	—
Other current liabilities	76,371	6,824		83,195

Total liabilities	1,068,078	6,824	(6,331)	1,068,571

Equity:
Stapled unitholders' equity	2,136,602	12		2,136,614
Non-controlling interests	1,260		(12)	1,248

Total liabilities and equity	$3,205,940	6,836	(6,343)	$3,206,433

(1)
Granite LP is 100% owned by Granite REIT and Granite GP.
(2)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
78 Granite REIT 2018 Third Quarter Report

Income Statement	Three Months Ended September 30, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$63,819			$63,819
General and administrative expenses	7,542			7,542
Interest expense and other financing costs	5,948			5,948
Other costs and expenses, net	9,191			9,191
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(141,575)			(141,575)
Fair value gains on financial instruments	(1,412)			(1,412)
Acquisition transaction costs	5,835			5,835
Loss on sale of investment properties	4,142			4,142

Income before income taxes	174,148	2	(2)	174,148
Income tax expense	16,286			16,286

Net income	157,862	2	(2)	157,862

Less net income attributable to non-controlling interests	106		(2)	104

Net income attributable to stapled unitholders	$157,756	2	—	$157,758

Income Statement	Three Months Ended September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$60,751			$60,751
General and administrative expenses	5,675			5,675
Interest expense and other financing costs	4,807			4,807
Other costs and expenses, net	8,046			8,046
Share of (income) loss of Granite LP	—	—	—	—
Fair value gains on investment properties, net	(17,034)			(17,034)
Fair value gains on financial instruments	(937)			(937)
Acquisition transaction costs	296			296

Income before income taxes	59,898	—	—	59,898
Income tax expense	8,854			8,854

Net income	51,044	—	—	51,044

Less net income attributable to non-controlling interests	61		—	61

Net income attributable to stapled unitholders	$50,983	—	—	$50,983

Granite REIT 2018 Third Quarter Report 79

Income Statement	Nine Months Ended September 30, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$187,614			$187,614
General and administrative expenses	22,177			22,177
Interest expense and other financing costs	16,917			16,917
Other costs and expenses, net	11,579			11,579
Share of (income) loss of Granite LP	—	(4)	4	—
Fair value gains on investment properties, net	(301,803)			(301,803)
Fair value gains on financial instruments	(882)			(882)
Acquisition transaction costs	7,574			7,574
Loss on sale of investment properties	5,376			5,376

Income before income taxes	426,676	4	(4)	426,676
Income tax expense	47,202			47,202

Net income	379,474	4	(4)	379,474

Less net income attributable to non-controlling interests	180		(4)	176

Net income attributable to stapled unitholders	$379,294	4	—	$379,298

Income Statement	Nine Months Ended September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$182,062			$182,062
General and administrative expenses	19,416			19,416
Proxy contest expenses	5,866			5,866
Interest expense and other financing costs	14,465			14,465
Other costs and expenses, net	24,437			24,437
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(26,909)			(26,909)
Fair value losses on financial instruments	428			428
Acquisition transaction costs	296			296

Income before income taxes	144,063	1	(1)	144,063
Income tax expense	19,911			19,911

Net income	124,152	1	(1)	124,152

Less net income attributable to non-controlling interests	46		(1)	45

Net income attributable to stapled unitholders	$124,106	1	—	$124,107

80 Granite REIT 2018 Third Quarter Report

Statement of Cash Flows	Three Months Ended September 30, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$157,862	2	(2)	$157,862
Items not involving current cash flows	(122,551)	(2)	2	(122,551)
Changes in working capital balances	8,192	(241)		7,951
Other operating activities	(2,686)			(2,686)

Cash provided by (used in) operating activities	40,817	(241)	—	40,576

INVESTING ACTIVITIES
Business acquisitions	(74,369)			(74,369)
Proceeds from disposals, net	321,353			321,353
Investment property capital additions
— Maintenance or improvements	(1,611)			(1,611)
Acquisition deposit	(26,086)			(26,086)
Other investing activities	115			115

Cash provided by investing activities	219,402	—	—	219,402

FINANCING ACTIVITIES
Distributions paid	(31,144)			(31,144)
Other financing activities	(83,654)			(83,654)

Cash used in financing activities	(114,798)	—	—	(114,798)

Effect of exchange rate changes	(2,645)			(2,645)

Net increase (decrease) in cash and cash equivalents during the period	$142,776	(241)	—	$142,535

Statement of Cash Flows	Three Months Ended September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$51,044	—	—	$51,044
Items not involving current cash flows	(7,881)			(7,881)
Changes in working capital balances	(2,827)	262	—	(2,565)
Other operating activities	(53)			(53)

Cash provided by operating activities	40,283	262	—	40,545

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(622)			(622)
— Developments or expansions	(448)			(448)
Acquisition deposit	(7,249)			(7,249)
Other investing activities	(193)			(193)

Cash used in investing activities	(8,512)	—	—	(8,512)

FINANCING ACTIVITIES
Distributions paid	(30,680)			(30,680)
Other financing activities	(5,518)			(5,518)

Cash used in financing activities	(36,198)	—	—	(36,198)

Effect of exchange rate changes	(1,386)			(1,386)

Net increase (decrease) in cash and cash equivalents during the period	$(5,813)	262	—	$(5,551)

Granite REIT 2018 Third Quarter Report 81

Statement of Cash Flows	Nine Months Ended September 30, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$379,474	4	(4)	$379,474
Items not involving current cash flows	(250,903)	(4)	4	(250,903)
Changes in working capital balances	9,466	(414)		9,052
Other operating activities	(14,494)			(14,494)

Cash provided by (used in) operating activities	123,543	(414)	—	123,129

INVESTING ACTIVITIES
Business acquisitions	(482,029)			(482,029)
Proceeds from disposals, net	677,832			677,832
Investment property capital additions
— Maintenance or improvements	(16,611)			(16,611)
— Developments or expansions	(860)			(860)
Acquisition deposit	(26,086)			(26,086)
Other investing activities	29,917			29,917

Cash provided by investing activities	182,163	—	—	182,163

FINANCING ACTIVITIES
Distributions paid	(93,985)			(93,985)
Other financing activities	(88,656)			(88,656)

Cash used in financing activities	(182,641)	—	—	(182,641)

Effect of exchange rate changes	1,008			1,008

Net increase (decrease) in cash and cash equivalents during the period	$124,073	(414)	—	$123,659

Statement of Cash Flows	Nine Months Ended September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$124,152	1	(1)	$124,152
Items not involving current cash flows	(3,138)	(1)	1	(3,138)
Changes in working capital balances	(3,348)	262		(3,086)
Other operating activities	2,566			2,566

Cash provided by operating activities	120,232	262	—	120,494

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(1,453)			(1,453)
— Developments or expansions	(71,695)			(71,695)
Acquisition deposit	(7,249)			(7,249)
Other investing activities	(500)			(500)

Cash used in investing activities	(80,897)	—	—	(80,897)

FINANCING ACTIVITIES
Distributions paid	(92,048)			(92,048)
Other financing activities	(6,537)			(6,537)

Cash used in financing activities	(98,585)	—	—	(98,585)

Effect of exchange rate changes	3,694			3,694

Net increase (decrease) in cash and cash equivalents during the period	$(55,556)	262	—	$(55,294)

82 Granite REIT 2018 Third Quarter Report

17. COMMITMENTS AND CONTINGENCIES
(a)
The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management's expectations.

(b)
At September 30, 2018, the Trust's contractual commitments related to construction and development projects and the purchase of a property in the United States (note 3) amounted to approximately $307.2 million.

(c)
At September 30, 2018, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$455
Later than 1 year and not later than 5 years	1,225
Later than 5 years	—

$1,680

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. As at September 30, 2018, the fair value of the investment properties situated on the land under ground leases is $54.0 million.

(d)
There is a property located in Canada for which the tenant has a purchase option to acquire the property from Granite at a stipulated price included in the lease agreement. To date, the tenant has not exercised any intention to acquire the property.

18. SUBSEQUENT EVENTS

On October 4, 2018, the property in Schleiz, Germany that was classified as an asset held for sale at September 30, 2018 was sold for $3.6 million (note 5).

On November 1, 2018, Granite purchased approximately 12.9 acres of development land for cash consideration of $1.2 million (US$ 0.9 million).

Granite REIT 2018 Third Quarter Report 83

REIT Information

Board of Trustees	Officers	Office Location
Kelly Marshall Chairman Peter Aghar Trustee Donald Clow Trustee Remco Daal Trustee Kevan Gorrie Trustee Samir Manji Trustee Al Mawani Trustee Gerald Miller Trustee Jennifer Warren Trustee	Kevan Gorrie President and Chief Executive Officer Ilias Konstantopoulos Chief Financial Officer Lorne Kumer Executive Vice President, Head of Global Real Estate

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Kevan Gorrie
President and Chief Executive Officer
(647) 925-7580

 Ilias Konstantopoulos
Chief Financial Officer
(647) 925-7540

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2017 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com